EXHIBIT 99.1

VERMILION ENERGY INC.

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2010

Dated March 10, 2011

TABLE OF CONTENTS

GLOSSARY OF TERMS	4
Conventions	6
Abbreviations	6
Conversion	6
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS	7
PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION	8
NON-GAAP MEASURES	8
VERMILION ENERGY INC.	9
General	9
Organizational Structure of the Company	9
Summary Description of the Business	10
History of Vermilion	10
NARRATIVE DESCRIPTION OF THE BUSINESS	11
Stated Business Objectives	11
Description of Properties	11
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION	13
Reserves and Future Net Revenue	13
Reconciliations of Changes in Reserves	16
Undeveloped Reserves	20
Timing of Initial Undeveloped Reserves Assignment	20
Future Development Costs	21
Oil and Gas Properties and Wells	22
Costs Incurred	22
Exploration and Development Activities	23
Properties with No Attributed Reserves	24
Abandonment and Reclamation Costs	24
Tax Information	25
Production Estimates	25
Production History	26
Marketing	28
ADDITIONAL INFORMATION RESPECTING VERMILION ENERGY INC.	29
Management	29
Common Shares	30
Cash Dividends	30
Dividend Reinvestment Plan	31
Shareholder Rights Plan	32
AUDIT COMMITTEE MATTERS	35
Audit Committee Charter	35
Composition of the Audit Committee	35
External Audit Service Fees	36
MARKET FOR PRICE RANGE AND TRADING VOLUME OF SECURITIES	36
CREDIT RATINGS	36
CONFLICTS OF INTEREST	37
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	37
LEGAL PROCEEDINGS	37
MATERIAL CONTRACTS	38
INTERESTS OF EXPERTS	38
TRANSFER AGENT AND REGISTRAR	38

RISK FACTORS	38
Reserve Estimates	38
Volatility of Oil and Natural Gas Prices	39
Changes in Legislation	39
Government Regulations	39
Competition	39
Operational Matters	40
Environmental Concerns	40
Kyoto Protocol	40
Debt Service	40
Delay in Cash Dividends	40
Changes in Income Tax Laws	41
Depletion of Reserves	41
Net Asset Value	41
Variations in Interest Rates and Foreign Exchange Rates	41
Increase in Operating Costs or Decline in Production Level	41
Acquisition Assumptions	41
Failure to Realize Anticipated Benefits of Prior Acquisitions	42
Additional Financing	42
Potential Conflicts of Interest	42
GAAP Adjustments	42
Market Accessibility	42
International Financial Reporting Standards	43
ADDITIONAL INFORMATION	43
SCHEDULE "A" REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR (FORM 51-101F2)	44
SCHEDULE "B" REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE (FORM 51-101F3)	45
SCHEDULE "C" AUDIT COMMITTEE TERMS OF REFERENCE	46

GLOSSARY OF TERMS

The following are defined terms used in this annual information form:

"2003 Arrangement" means the plan of arrangement under the ABCA involving the Trust, Vermilion Resources Ltd., Clear Energy Inc. and Vermilion Acquisition Ltd., which was completed on January 22, 2003;

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

“AGCA” means Alberta Gas Cost Allowance;

"affiliate" when used to indicate a relationship with a person or company, has the same meaning as set forth in the Securities Act (Alberta);

"board of directors" or "board" means the board of directors of Vermilion;

“common shares” means a common share in the capital of the Company;

"control" means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

“Conversion Arrangement” means the plan of arrangement effected on September 1, 2010 under section 193 of the ABCA pursuant to which the Trust converted from an income trust to a corporate structure;

"dividend" means a dividend paid by Vermilion Energy Inc. in respect of the common shares, expressed as an amount per common share;

"Dividend Payment Date" means any date that Dividends are distributed to Shareholders, generally being the 15th day of the calendar month following the determination of a Dividend Record Date;

"Dividend Record Date" means the last day of each calendar month or such other date as may be determined from time to time by the Company;

"DRIP Plan" means the Dividend Reinvestment Plan adopted by the Company;

 “GAAP” means Canadian Generally Accepted Accounting Principles;

"GLJ" means GLJ Petroleum Consultants Ltd., independent petroleum engineering consultants of Calgary, Alberta;

"GLJ Report" means the independent engineering evaluation of certain oil, NGL and natural gas interests of the Company prepared by GLJ dated February 9, 2011 and effective December 31, 2010;

"Income Tax Act" or "Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp.), as amended, including the regulations promulgated thereunder;

"Meeting" means the annual meeting of Shareholders of the Company to be held on May 6, 2011 (or, if adjourned, such other date on which the meeting is held);

"Rights Plan" means the Shareholder rights plan of the Company;

"Senior Unsecured Notes" means the senior unsecured notes of the Company issued February 10, 2011;

"Shareholders" means holders from time to time of the Company’s common shares;

"Shareholder Rights Plan Agreement" means the Shareholder Rights Plan Agreement dated September 1, 2010 between the Company and Computershare Trust Company of Canada establishing the Shareholder Rights Plan of the Company;

"Special Resolution" means a resolution proposed to be passed as a special resolution at a meeting of Shareholders and passed by the affirmative votes of the holders of not less than 66 2/3% of the common shares represented at the meeting and voted on a poll upon such resolution;

"Subsidiary" means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of common shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

"TSX" means the Toronto Stock Exchange;

"Trust" means Vermilion Energy Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta that was terminated pursuant to the Conversion Arrangement;

“Trust Unit” means units in the capital of the Trust;

"Unitholders" means former unitholders of the Trust;

“Vermilion” or the “Company” means Vermilion Energy Inc. and where context allows, its consolidated business enterprise, except that a reference to “Vermilion” prior to the date of the Conversion Arrangement means the consolidated business enterprise of the Trust, unless otherwise indicated;

"VRL” means Vermilion Resources Ltd.;

Conventions

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.  All financial information herein has been presented in Canadian dollars in accordance with generally accepted accounting principles in Canada.

Abbreviations

Oil and Natural Gas Liquids
Bbl	Barrel
Mbbl	thousand barrels
Bbl/d	barrels per day
NGL	natural gas liquids
Natural Gas
Mcf	thousand cubic feet
MMcf	million cubic feet
Mcf/d	thousand cubic feet per day
MMcf/d	million cubic feet per day
MMBtu	million British Thermal Units
Other
API	American Petroleum Institute
°API	An indication of the specific gravity of crude oil measured on the API gravity scale.
Liquid petroleum with a specified gravity of 28 °API or higher is generally referred to as light crude oil.
boe
barrel of oil equivalent of natural gas and crude oil on the basis of 1 boe for 6 (unless otherwise stated) Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)

$M	thousand dollars
$MM	million dollars
Mboe	1,000 barrels of oil equivalent
MMboe	million barrels of oil equivalent
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade.

Conversion

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements included or incorporated by reference in this annual information form may constitute forward-looking statements under applicable securities legislation.  Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this annual information form may include, but are not limited to:

●	capital expenditures;
●	business strategy and objectives;
●	reserve quantities and the discounted present value of future net cash flows from such reserves;
●	net revenue;
●	future production levels and rates of average annual production growth;
●	exploration plans;
●	development plans;
●	acquisition and disposition plans and the timing thereof;
●	operating and other costs;
●	royalty rates;
●	Vermilion's additional future payment in connection with the Corrib acquisition;
●	the timing of regulatory proceedings;
●	the timing of first commercial gas from the Corrib field;
●	estimate of Vermilion’s share of the expected gas rates from the Corrib field.

Such forward-looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this annual information form, assumptions have been made regarding, among other things:

●	the ability of the Company to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
●	the ability of the Company to market oil and natural gas successfully to current and new customers;
●	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
●	the timely receipt of required regulatory approvals;
●	the ability of the Company to obtain financing on acceptable terms;
●	currency, exchange and interest rates;
●	future oil and gas prices; and
●	Management’s expectations relating to the timing and results of development activities.

Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward looking statements or information.

These risks and uncertainties include but are not limited to:

●	the ability of management to execute its business plan;
●	the risks of the oil and gas industry both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
●	risks and uncertainties involving geology of oil and gas deposits;
●	risks inherent in the Company's marketing operations, including credit risk;
●	the uncertainty of reserves estimates and reserves life;
●	the uncertainty of estimates and projections relating to production, costs and expenses;
●	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
●	the Company's ability to enter into or renew leases;
●	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
●	health, safety and environmental risks;
●	uncertainties as to the availability and cost of financing;
●	the ability of the Company to add production and reserves through development and exploration activities;
●	general economic and business conditions;
●	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
●	uncertainty in amounts and timing of royalty payments;
●	risks associated with existing and potential future law suits and regulatory actions against the Company; and
●	other risks and uncertainties described elsewhere in this annual information form or in the Company's other filings with Canadian securities authorities.

The forward-looking statements or information contained in this annual information form are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel equivalent of oil.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION

All oil and natural gas reserve information contained in this annual information form has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101").  The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this annual information form.  The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves.  The Company has adopted the standard of 6 Mcf:1 boe when converting natural gas to barrels of oil equivalent.  Boes may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 Mcf:1 boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

NON-GAAP MEASURES

This annual information form includes non-GAAP measures as further described herein.  These measures do not have standardized meanings prescribed by GAAP and, therefore, may not be comparable with the calculations of similar measures for other entities.

“Cash dividends per share” represents actual cash dividends paid per share by the Company during the relevant periods.

“Cash dividends net” is calculated as actual cash dividends paid or payable for a given period.  Cash dividends are reviewed by management and are also assessed as a percentage of fund flows from operations to analyze how much of the cash that is generated by the Company is being used to fund dividends.

VERMILION ENERGY INC.

General

Vermilion Energy Inc. is the successor to the Trust, following the completion of the conversion of the Trust from an income trust to a corporate structure by way of a court approved plan of arrangement under the ABCA on September 1, 2010.  Pursuant to the Conversion Arrangement, Unitholders exchanged their Trust Units for common shares of the Company on a one-for-one basis and holders of exchangeable shares of VRL received 1.89344 common shares for each exchangeable share held.

References to “Vermilion” prior to the date of the Conversion Arrangement are generally references to the consolidated business enterprise of the Trust prior to the date of the Conversion Arrangement, whose business the Company is a successor to as a result of the Conversion Arrangement, as accounted for by “continuity-of-interest” accounting.

Vermilion Energy Inc. was incorporated on July 21, 2010 pursuant to the provisions of the ABCA for the purpose of facilitating the Conversion Arrangement.  The registered and head office of Vermilion Energy Inc. is located at Suite 3500, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3.

Organizational Structure of the Company

The following diagram describes the intercorporate relationships among the Company and each of its material subsidiaries as at December 31, 2010, where each principal subsidiary was incorporated or formed, the percentage of votes attaching to all voting securities of each subsidiary beneficially owned by Vermilion and held by such subsidiaries to the Company, and from the Company to the Shareholders.  Reference should be made to the appropriate sections of this annual information form for a complete description of the structure of the Company.

Notes:
(1)	Vermilion Energy Ireland Limited is the Irish Branch of a Cayman Islands incorporated company.

Summary Description of the Business

Vermilion Energy Inc.

The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in Australia, Canada, France, Ireland and the Netherlands.  The Company's business plan is to maximize returns to the Company from its oil and natural gas properties and related assets.  Where possible, the Company will seek to expand its reserve base through the selective addition of high-quality, long-life reserves with low risk development opportunities.

Shareholders receive monthly dividends of the cash flow generated by Vermilion and distributed to Shareholders through the Company.  The Company currently employs a strategy which: (i) provides Shareholders with a competitive annual cash on cash yield through monthly cash dividends, (ii) ensures that Vermilion's existing assets are maintained at a level that provides sustainable ongoing cash flow, and (iii) continues to expand the business of the Company through the development of growth opportunities that are intended to provide long-term stable cash flows and be accretive to the existing Shareholders.  The Company intends to finance acquisitions through bank financing and, when necessary, the issuance of additional common shares from treasury, while maintaining prudent leverage.

Vermilion Resources Ltd.

Vermilion Energy Inc. is the sole holder of VRL common shares.

The head office of VRL is located at Suite 3500, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3 and its registered office is located at Suite 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

History of Vermilion

The following describes the development of Vermilion's business over the last three completed financial years.

On January 31, 2008, Vermilion closed the acquisition of a package of producing assets in the Drayton Valley area for $47 million.

On July 30, 2009, Vermilion completed the acquisition of an 18.5% non-operated interest in the Corrib field located approximately 83 kilometres off the northwest coast of Ireland for an aggregate purchase price comprised of US$100 million paid on closing and an obligation for an additional future payment, the amount of which will vary from an estimated US$300 million to US$135 million, depending on the date when first commercial gas from the Corrib field is achieved.  Pursuant to the acquisition agreement governing the Corrib acquisition, Vermilion assumed its share of future capital expenditure obligations in order to reach first commercial gas.  Beginning at the effective date of January 1, 2009, these costs are anticipated to range up to US$400 million, net to the acquired interest.  On September 29, 2009, Vermilion filed a business acquisition report in connection with the Corrib acquisition, which may be found on SEDAR at www.sedar.com.

On October 30, 2009, Vermilion closed an equity financing of 7,282,000 Trust Units at a price $30.90 per Trust Unit for gross proceeds of $225 million.  Subsequently, on December 1, 2009, Vermilion announced that the underwriters had exercised the over-allotment option in connection with the offering and Vermilion issued an additional 809,000 Trust Units at a price of $30.90 per Trust Unit for gross proceeds of approximately $25 million.  As a result of exercise of the over-allotment option, the aggregate gross proceeds to Vermilion of the equity offering were approximately $250 million.

On December 21, 2009, Verenex Energy Inc., a company in which Vermilion held 18,760,540 common shares representing a 41.9% equity ownership position, was sold to a subsidiary of the Libyan Investment Authority for cash consideration of $7.09 plus an additional amount per common share of $0.1976 for aggregate consideration of $7.2876 representing gross proceeds to Vermilion of approximately $136.7 million.  The proceeds were used to pay down debt.

On September 1, 2010, Vermilion converted from an income trust to a dividend paying corporation.  Approval was granted from the Trust’s Unitholders to the Conversion Arrangement at a special meeting of Unitholders of the Trust held on August 31, 2010.
As at January 31, 2011, Vermilion had 316 full time employees of which 160 employees were located in its head office, 27 employees in its Canadian field offices, 89 employees in France, 14 employees in the Netherlands and 26 employees in Australia.

NARRATIVE DESCRIPTION OF THE BUSINESS

Stated Business Objectives

The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in Australia, Canada, France, Ireland and the Netherlands.  The Company's business plan is to maximize returns to the Company from its oil and natural gas properties and related assets.  Where possible, the Company will seek to expand its reserve base through the selective addition of high-quality, long-life reserves with low risk development opportunities.

In reviewing potential participations or acquisitions, Vermilion will consider a number of factors, including: (a) the present value of the future revenue from such properties from the proved producing, total proved and proved plus probable reserves; (b) the amount of potential for additional reservoir development; (c) whether sufficient infrastructure exists in the prospect to provide for increased activity; (d) the cost of any potential development; (e) investments in properties that exhibit medium to long life reserves and stable production base; and (f) the ability of Vermilion to enhance the value of acquired properties through additional exploitation efforts and additional development drilling.  The board of directors of Vermilion may, in its discretion, approve asset or corporate acquisitions or investments that do not conform to these guidelines based upon the board's consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life, asset quality and the Company's business prospects.

Description of Properties

The following is a description of the oil and natural gas properties, plants, facilities and installations in which Vermilion has an interest and that are material to Vermilion's operations and exploration activities.  The production numbers stated refer to Vermilion's working interest share before deduction of Crown, freehold and other royalties.  Reserve amounts are stated, before deduction of royalties, as at December 31, 2010, based on forecast cost and price assumptions as evaluated in the GLJ Report.

Canada Assets

Vermilion’s production in Canada is located primarily in three areas, all in Alberta: Drayton Valley, Slave Lake and Central Alberta.  Vermilion’s main gas producing areas are Drayton Valley and Central Alberta, while Slave Lake and the new Cardium light oil play in Drayton Valley are the main oil producing areas.

In Canada, Vermilion holds an average working interest of 68% in 396,291 (269,409 net) acres of developed land, 576 (393 net) producing natural gas wells and 476 (178 net) producing oil wells as at December 31, 2010.  Vermilion operates five natural gas plants and has an ownership interest in five additional plants, resulting in combined gross processing capacity of over 89 MMcf/d.  In addition, Vermilion has capacity of over 6,000 Bbl/d of oil in five operated oil batteries.  Construction is underway for a 15,000 Bbl/d oil battery to handle the Cardium production.

Risks and uncertainties associated with weather conditions can shorten the winter drilling season and can impact the spring and summer drilling programs, potentially resulting in increased costs or reduced production.

For a discussion of the competitive conditions affecting Vermilion’s business, refer to “Competition” in the Risk Factors section of this AIF.

For the year ended December 31, 2010, production in Canada averaged approximately 44 MMcf/d of natural gas and 4,205 Bbl/d of oil and NGL.  Revenues from the sale of natural gas were $72.7 million in the year (2009 - $72.6 million) and $112.5 million from oil and NGLs (2009 - $79.5 million).

The GLJ Report assigned 34,618 Mboe of total proved reserves and 53,309 Mboe of proved plus probable reserves to Vermilion's properties located in Canada as at December 31, 2010.

France Assets

Vermilion's main producing areas in France are located in the Aquitaine Basin which is southwest of Bordeaux, France and in the Paris Basin, located just east of Paris.  Vermilion's assets in France are primarily oil producing properties.  The two major fields in the Paris Basin area are Champotran and Chaunoy.  The two major fields in the Aquitaine Basin are Parentis and Cazaux. Vermilion operates eight oil batteries with current producing capacities of greater than 10,000 Bbls/d, however, expansion above this, could be easily accommodated.  Vermilion holds an 81% working interest in 168,288 acres of developed land in the Aquitaine and Paris Basins.  Vermilion had 217 (190 net) producing oil wells in France as at December 31, 2010.

Risks and uncertainties associated with well approvals can impact the drilling programs, potentially resulting in delays or reduced production.

For a discussion of the competitive conditions affecting Vermilion’s business, refer to “Competition” in the Risk Factors section of this AIF.

For the year ended December 31, 2010, production in France averaged approximately 8,347 Bbl/d of oil and 0.9 MMcf/d of natural gas.  Revenues from oil sales were $245.7 million in the year (2009 - $199.9 million) and $3.3 million from the sale of natural gas (2009 - $3.2 million).

The GLJ Report assigned 26,724 Mboe of total proved reserves and 39,728 Mboe of proved plus probable reserves to Vermilion's properties located in France.

Netherlands Assets

Vermilion's Netherlands assets consist of eight onshore concessions and one offshore concession located in the northern part of the country.  Production consists solely of natural gas with a small amount of related condensate.  The assets include three operated gas treatment centres that have a combined total capacity of 240 MMcf/d.  Vermilion holds an approximate 63% working interest over the nine concessions in 479,495 (303,942 net) acres of developed land and 47 (37 net) producing gas wells as at December 31, 2010.

Risks and uncertainties associated with drilling and production permits can impact drilling programs and production timing, potentially resulting in increased costs or reduced production.

For a discussion of the competitive conditions affecting Vermilion’s business, refer to “Competition” in the Risk Factors section of this AIF.

For the year ended December 31, 2010, Vermilion's production in the Netherlands averaged 35 Bbl/d of NGL and 28.3 MMcf/d of natural gas.  Revenues from the sale of natural gas were $72.8 million in the year (2009 - $67.6 million) and $1.0 million from NGL sales (2009 - $0.5 million).

The GLJ Report assigned 6,548 Mboe of total proved reserves and 12,100 Mboe of proved plus probable reserves to Vermilion's properties located in the Netherlands.

Australia Assets

Vermilion's Australia assets consist of a 100% operated interest in an offshore oil field located on Western Australia's northwest shelf. The platform has a current capacity of 162,000 Bbl/d of total fluid.  Vermilion holds a 100% working interest in the Wandoo block, which is comprised of 59,553 acres and is considered a production license.  All acreage therefore is classified as producing.

The primary North West Shelf Australian seasonal impacts are caused by cyclones.  During cyclone season (December to March) we may have to reduce production rates at our offshore facilities as a result of the inability to offload to tankers due to bad weather.  Cyclones may also cause production shut-ins due to the evacuation of staff or damage to the equipment on the platform.

For a discussion of the competitive conditions affecting Vermilion’s business, refer to “Competition” in the Risk Factors section of this AIF.

For the year ended December 31, 2010, Vermilion's production in the Australia averaged 7,354 Bbl/d of oil.  Revenues from oil sales were $219.7 million in the year (2009 - $216.4 million).

The GLJ Report assigned 13,198 Mboe of total proved reserves and 19,698 Mboe of proved plus probable reserves to Vermilion's properties located in Australia.

Ireland Assets

In 2009, Vermilion acquired an 18.5% interest in the offshore Corrib gas field, located approximately 83 kilometres off the northwest coast of Ireland.  The property is currently not producing; however, first commercial gas from the Corrib field is currently expected in 2013.

Vermilion announced on January 20, 2011, that An Bord Pleanála has granted permission for the construction of the Corrib gas onshore pipeline in Ireland.  The remaining two pipeline approvals are expected by the second quarter of 2011.

The GLJ Report assigned 15,333 Mboe of total proved reserves and 17,494 Mboe of proved plus probable reserves to Vermilion’s property in Ireland.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Reserves and Future Net Revenue

The following is a summary of the oil and natural gas reserves and the value of future net revenue of Vermilion as evaluated by GLJ.  Pricing used in the forecast price evaluations is set forth in the notes to the tables.

Information contained in this section is effective December 31, 2010 unless otherwise stated.  The reserves information was prepared on February 9, 2011.

All evaluations of future net production revenue set forth in the tables below are stated after overriding and lessor royalties, Crown royalties, freehold royalties, mineral taxes, direct lifting costs, normal allocated overhead and future capital investments, including abandonment and reclamation obligations.  It should not be assumed that the discounted future net production revenue estimated by the GLJ Report represents the fair market value of the reserves.  Other assumptions relating to the costs, prices for future production and other matters are included in the GLJ Report.  There is no assurance that the future price and cost assumptions used in the GLJ Report will prove accurate and variances could be material.

Reserves for Australia, Canada, France, Ireland and the Netherlands are established using deterministic methodology.  Total proved reserves are established at the 90 percent probability (P90) level.  There is a 90 percent probability that the actual reserves recovered will be equal to or greater than the P90 reserves.  Total proved plus probable reserves are established at the 50 percent probability (P50) level.  There is a 50 percent probability that the actual reserves recovered will be equal to or greater than the P50 reserves.

The Report on Reserves Data by Independent Qualified Reserves Evaluator in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are contained in Schedules "A" and "B", respectively.

The following tables provide reserves data and a breakdown of future net revenue by component and production group using forecast prices and costs.  For Canada, the tables following include AGCA.

The following tables may not total due to rounding.

Oil and Gas Reserves - Based on Forecast Prices and Costs(8)

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		BOE
	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross(1)	Net(1)	Gross	Net
	(Mbbl)	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
Proved Developed Producing(2)(5)
Australia	13,198	13,198	-	-	-	-	-	-	13,198	13,198
Canada	6,234	5,286	21	20	77,537	68,823	2,767	1,756	21,945	18,532
France	24,275	22,372	-	-	2,481	2,481	-	-	24,689	22,785
Ireland	-	-	-	-	-	-	-	-	-	-
Netherlands	-	-	-	-	23,567	23,567	33	33	3,961	3,961
Total Proved Developed Producing	43,707	40,856	21	20	103,585	94,872	2,800	1,789	63,793	58,477
Proved Developed Non-Producing(2)(6)
Australia	-	-	-	-	-	-	-	-	-	-
Canada	329	289	-	-	8,635	7,944	96	65	1,864	1,678
France	739	638	-	-	-	-	-	-	739	638
Ireland	-	-	-	-	-	-	-	-	-	-
Netherlands	-	-	-	-	15,387	15,387	22	22	2,587	2,587
Total Proved Developed Non-Producing	1,068	927	-	-	24,022	23,331	118	87	5,189	4,902
Proved Undeveloped(2)(7)
Australia	-	-	-	-	-	-	-	-	-	-
Canada	5,292	4,349	-	-	28,594	26,861	751	580	10,809	9,406
France	1,296	1,257	-	-	-	-	-	-	1,296	1,257
Ireland	-	-	-	-	91,997	91,997	-	-	15,333	15,333
Netherlands	-	-	-	-	-	-	-	-	-	-
Total Proved Undeveloped	6,588	5,606	-	-	120,591	118,859	751	580	27,438	25,996
Proved(2)
Australia	13,198	13,198	-	-	-	-	-	-	13,198	13,198
Canada	11,855	9,925	21	20	114,766	103,628	3,614	2,400	34,618	29,616
France	26,310	24,267	-	-	2,481	2,481	-	-	26,724	24,680
Ireland	-	-	-	-	91,997	91,997	-	-	15,333	15,333
Netherlands	-	-	-	-	38,954	38,954	56	56	6,548	6,548
Total Proved	51,364	47,390	21	20	248,198	237,061	3,669	2,456	96,421	89,375
Probable(3)
Australia	6,500	6,500	-	-	-	-	-	-	6,500	6,500
Canada	8,701	7,025	2	2	49,826	44,787	1,685	1,162	18,691	15,654
France	12,992	12,497	-	-	74	74	-	-	13,004	12,509
Ireland	-	-	-	-	12,965	12,965	-	-	2,161	2,161
Netherlands	-	-	-	-	33,025	33,025	48	48	5,552	5,552
Total Probable	28,192	26,022	2	2	95,890	90,851	1,732	1,210	45,908	42,376
Proved Plus Probable(2)(3)
Australia	19,698	19,698	-	-	-	-	-	-	19,698	19,698
Canada	20,556	16,950	23	21	164,592	148,416	5,298	3,562	53,309	45,270
France	39,302	36,763	-	-	2,555	2,555	-	-	39,728	37,189
Ireland	-	-	-	-	104,962	104,962	-	-	17,494	17,494
Netherlands	-	-	-	-	71,979	71,979	104	104	12,100	12,100
Total Proved Plus Probable	79,556	73,411	23	21	344,088	327,912	5,402	3,666	142,329	131,751

Net Present Values of Future Net Revenue - Based on Forecast Prices and Costs(8)

	Before Deducting Future Income Taxes Discounted At					After Deducting Future Income Taxes Discounted At
(M$)	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved Developed Producing(2)(5)
Australia	685,933	586,967	513,211	456,874	412,822	335,159	285,631	248,771	220,685	198,789
Canada	566,006	446,129	369,929	317,506	279,326	566,006	446,129	369,929	317,506	279,326
France	1,352,555	977,376	770,793	641,512	553,251	967,569	711,156	568,216	477,740	415,338
Ireland	-	-	-	-	-	-	-	-	-	-
Netherlands	137,647	127,758	119,457	112,390	106,299	105,017	96,365	89,185	83,140	77,984
Total Proved Developed Producing	2,742,142	2,138,230	1,773,389	1,528,282	1,351,698	1,973,752	1,539,282	1,276,101	1,099,070	971,436
Proved Developed Non-Producing(2)(6)
Australia	-	-	-	-	-	-	-	-	-	-
Canada	35,261	25,521	19,929	16,168	13,435	35,261	25,521	19,929	16,168	13,435
France	34,830	23,047	16,845	13,119	10,649	22,847	14,694	10,376	7,780	6,065
Ireland	-	-	-	-	-	-	-	-	-	-
Netherlands	129,476	103,363	85,412	72,506	62,875	93,211	71,570	57,189	47,180	39,932
Total Proved Developed Non-Producing	199,567	151,931	122,186	101,794	86,958	151,319	111,784	87,494	71,128	59,431
Proved Undeveloped(2)(7)
Australia	-	-	-	-	-	-	-	-	-	-
Canada	209,918	117,108	61,410	26,306	3,294	209,918	117,108	61,410	26,306	3,294
France	82,770	51,455	34,090	23,369	16,307	54,293	32,052	19,885	12,469	7,662
Ireland	472,988	329,733	226,540	151,049	95,045	472,988	329,733	226,540	151,049	95,045
Netherlands	-	-	-	-	-	-	-	-	-	-
Total Proved Undeveloped	765,676	498,296	322,040	200,724	114,646	737,199	478,893	307,835	189,824	106,001
Proved(2)
Australia	685,933	586,967	513,211	456,874	412,822	335,159	285,631	248,771	220,685	198,789
Canada	811,185	588,758	451,267	359,980	296,055	811,185	588,758	451,267	359,980	296,055
France	1,470,155	1,051,878	821,728	678,000	580,206	1,044,710	757,902	598,477	497,989	429,064
Ireland	472,988	329,733	226,540	151,049	95,045	472,988	329,733	226,540	151,049	95,045
Netherlands	267,123	231,121	204,869	184,896	169,174	198,228	167,935	146,374	130,320	117,916
Total Proved	3,707,385	2,788,456	2,217,615	1,830,800	1,553,302	2,862,270	2,129,959	1,671,430	1,360,023	1,136,869
Probable(3)
Australia	410,245	292,546	222,182	177,623	147,792	178,134	125,858	94,543	74,775	61,619
Canada	569,306	320,842	195,801	125,688	83,172	451,975	259,770	161,871	105,835	71,055
France	931,516	507,217	322,013	223,921	164,930	611,049	325,719	200,899	134,977	95,607
Ireland	131,617	95,304	70,749	53,666	41,481	131,617	95,304	70,749	53,666	41,481
Netherlands	282,993	197,317	148,138	117,298	96,538	167,590	109,627	78,491	60,053	48,209
Total Probable	2,325,676	1,413,226	958,883	698,196	533,914	1,540,365	916,278	606,552	429,307	317,972
Proved Plus Probable(2)(3)
Australia	1,096,178	879,513	735,393	634,497	560,614	513,293	411,489	343,314	295,460	260,407
Canada	1,380,491	909,599	647,069	485,668	379,227	1,263,160	848,528	613,138	465,815	367,110
France	2,401,671	1,559,094	1,143,741	901,920	745,137	1,655,759	1,083,620	799,376	632,966	524,671
Ireland	604,605	425,037	297,289	204,716	136,526	604,605	425,037	297,289	204,716	136,526
Netherlands	550,116	428,438	353,007	302,194	265,712	365,818	277,562	224,865	190,373	166,125
Total Proved Plus Probable	6,033,061	4,201,682	3,176,498	2,528,996	2,087,216	4,402,635	3,046,237	2,277,982	1,789,330	1,454,840

Total Future Net Revenue (Undiscounted) Based on Forecast Prices and Costs(8)

(M$)	Revenue	Royalties	Operating Costs	Capital Development Costs	Abandon- ment Costs	Future Net Revenue Before Income Taxes	Future Income Taxes	Future Net Revenue After Income Taxes
Proved(2)
Australia	1,281,191	-	528,738	28,994	37,527	685,933	350,774	335,159
Canada	2,249,521	343,077	761,345	301,722	32,191	811,185	-	811,185
France	2,582,910	198,067	758,803	79,436	76,450	1,470,155	425,445	1,044,710
Ireland	944,053	-	189,347	260,950	20,767	472,988	-	472,988
Netherlands	396,148	-	105,701	10,996	12,328	267,123	68,895	198,228
Total Proved	7,453,824	541,144	2,343,934	682,098	179,263	3,707,385	845,114	2,862,270
Proved Plus Probable(2)(3)
Australia	1,994,404	-	818,318	38,494	41,415	1,096,178	582,885	513,293
Canada	3,731,380	599,273	1,158,558	551,660	41,398	1,380,491	117,331	1,263,160
France	3,976,857	249,037	1,036,717	195,575	93,858	2,401,671	745,912	1,655,759
Ireland	1,081,464	-	195,130	260,962	20,767	604,605	-	604,605
Netherlands	759,216	-	171,126	23,836	14,138	550,116	184,298	365,818
Total Proved Plus Probable	11,543,321	848,309	3,379,848	1,070,527	211,576	6,033,061	1,630,426	4,402,635

Future Net Revenue by Production Group Based on Forecast Prices and Costs(8)

	Net Present Value of Future Net Revenue Before Income Taxes (Discounted at 10% Per Year)	Unit Value
Proved(2)	(M$)	($/boe)
Light and medium oil	1,517,677	30.51
Heavy oil	669	24.58
Associated gas and non-associated gas	668,738	19.23
Non-conventional oil and gas activities	30,531	6.33
Total Proved	2,217,615	24.81
Proved Plus Probable(2)(3)
Light and medium oil	2,193,123	28.44
Heavy oil	735	24.68
Associated gas and non-associated gas	940,828	19.63
Non-conventional oil and gas activities	41,812	6.26
Total Proved Plus Probable	3,176,498	24.11

Forecast Prices used in Estimates(8)

	Light and Medium Crude Oil			Crude Oil	Natural Gas	Natural Gas Netherlands	Natural Gas Liquids	Inflation Rate	Exchange Rate
Year	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40o API ($Cdn/Bbl)	Cromer Medium 29.3o API ($Cdn/Bbl)	Brent Blend FOB North Sea ($US/Bbl)	AECO Gas Price ($Cdn/MMBtu)	TTF Gas Price ($Cdn/Mcf)	FOB Field Gate ($Cdn/Bbl)	Percent Per Year	($US/$Cdn)
2010	79.42	78.02	73.81	80.06	4.17	7.05	65.50	1.8	0.971
Forecast
2011	88.00	86.22	82.78	88.50	4.16	10.21	70.71	2.0	0.980
2012	89.00	89.29	83.04	88.25	4.74	9.73	72.32	2.0	0.980
2013	90.00	90.92	83.64	88.50	5.31	9.48	73.34	2.0	0.980
2014	92.00	92.96	84.59	90.50	5.77	9.70	74.99	2.0	0.980
2015	95.17	96.19	87.54	93.67	6.22	10.04	77.60	2.0	0.980
Thereafter	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	0.980
* All prices above from GLJ except Netherlands 2010 which is Vermilion’s realized price.

Reconciliations of Changes in Reserves

The following tables set forth a reconciliation of the changes in Vermilion's company gross light and medium crude oil, associated and non-associated gas (combined) reserves as at December 31, 2010 against such reserves as at December 31, 2009 based on the forecast price and cost assumptions set forth in note 8 under the heading "Statement of Reserves Data and Other Oil and Gas Information - Future Net Revenue by Production Based on Forecast Prices and Costs".

Reconciliation of Company Gross Reserves by Principal Product Type - Based on Forecast Prices and Costs

AUSTRALIA	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids
Proved (2) Probable (3) P+P (2)(3) Factors	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)
At December 31, 2009	13,083	6,679	19,762	13,083	6,679	19,762	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	1,500	1,120	2,620	1,500	1,120	2,620	-	-	-	-	-	-
Technical Revisions	1,300	(1,299)	1	1,300	(1,299)	1	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(2,684)	-	(2,684)	(2,684)	-	(2,684)	-	-	-	-	-	-
At December 31, 2010	13,198	6,500	19,698	13,198	6,500	19,698	-	-	-	-	-	-
	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE
Proved (2) Probable (3) P+P (2)(3) Factors	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (Mboe)	Probable (Mboe)	Proved Plus Probable (Mboe)
At December 31, 2009	-	-	-	-	-	-	-	-	-	13,083	6,679	19,762
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	1,500	1,120	2,620
Technical Revisions	-	-	-	-	-	-	-	-	-	1,299	(1,299)	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	(2,684)	-	(2,684)
At December 31, 2010	-	-	-	-	-	-	-	-	-	13,198	6,500	19,698

CANADA	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids
Proved (2) Probable (3) P+P (2)(3) Factors	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)
At December 31, 2009	6,869	2,969	9,838	6,839	2,964	9,803	30	5	35	3,267	1,566	4,833
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	6,113	5,923	12,036	6,113	5,923	12,036	-	-	-	555	321	876
Technical Revisions	(92)	(189)	(281)	(89)	(186)	(275)	(3)	(3)	(6)	313	(203)	110
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(1,014)	-	(1,014)	(1,008)	-	(1,008)	(6)	-	(6)	(521)	-	(521)
At December 31, 2010	11,876	8,703	20,579	11,855	8,701	20,556	21	2	23	3,614	1,684	5,298
	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE
Proved (2) Probable (3) P+P (2)(3) Factors	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (Mboe)	Probable (Mboe)	Proved Plus Probable (Mboe)
At December 31, 2009	120,465	56,514	176,979	80,552	36,665	117,217	39,913	19,849	59,762	30,214	13,954	44,168
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	13,702	7,913	21,615	13,702	7,913	21,615	-	-	-	8,951	7,563	16,514
Technical Revisions	508	(9,266)	(8,758)	3,485	(6,441)	(2,956)	(2,977)	(2,825)	(5,803)	306	(1,937)	(1,631)
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	(3,880)	(5,335)	(9,215)	(90)	(420)	(511)	(3,790)	(4,915)	(8,704)	(647)	(889)	(1,536)
Production	(16,029)	-	(16,029)	(13,699)	-	(13,699)	(2,330)	-	(2,330)	(4,206)	-	(4,206)
At December 31, 2010	114,766	49,826	164,592	83,950	37,717	121,667	30,816	12,109	42,925	34,618	18,691	53,309

FRANCE	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids
Proved (2) Probable (3) P+P (2)(3) Factors	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)
At December 31, 2009	28,447	14,563	43,010	28,447	14,563	43,010	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	470	-	470	470	-	470	-	-	-	-	-	-
Technical Revisions	440	(1,571)	(1,131)	440	(1,571)	(1,131)	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(3,047)	-	(3,047)	(3,047)	-	(3,047)	-	-	-	-	-	-
At December 31, 2010	26,310	12,992	39,302	26,310	12,992	39,302	-	-	-	-	-	-
	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE
Proved (2) Probable (3) P+P (2)(3) Factors	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (Mboe)	Probable (Mboe)	Proved Plus Probable (Mboe)
At December 31, 2009	1,811	666	2,477	1,811	666	2,477	-	-	-	28,749	14,674	43,423
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	470	-	470
Technical Revisions	1,007	(592)	415	1,007	(592)	415	-	-	-	608	(1,670)	(1,062)
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(337)	-	(337)	(337)	-	(337)	-	-	-	(3,103)	-	(3,103)
At December 31, 2010	2,481	74	2,555	2,481	74	2,555	-	-	-	26,724	13,004	39,728

IRELAND	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids
Proved (2) Probable (3) P+P (2)(3) Factors	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)
At December 31, 2009	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	-	-	-
At December 31, 2010	-	-	-	-	-	-	-	-	-	-	-	-
	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE
Proved (2) Probable (3) P+P (2)(3) Factors	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (Mboe)	Probable (Mboe)	Proved Plus Probable (Mboe)
At December 31, 2009	91,991	12,968	104,959	91,991	12,968	104,959	-	-	-	15,332	2,161	17,493
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	6	(3)	3	6	(3)	3	-	-	-	1	-	1
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	-	-	-
At December 31, 2010	91,997	12,965	104,962	91,997	12,965	104,962	-	-	-	15,333	2,161	17,494

NETHERLANDS	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids
Proved (2) Probable (3) P+P (2)(3) Factors	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)
At December 31, 2009	-	-	-	-	-	-	-	-	-	50	39	89
Discoveries	-	-	-	-	-	-	-	-	-	13	(11)	2
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	-	-	-	-	-	-	6	20	26
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	(13)	-	(13)
At December 31, 2010	-	-	-	-	-	-	-	-	-	56	48	104
	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE
Proved (2) Probable (3) P+P (2)(3) Factors	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (Mboe)	Probable (Mboe)	Proved Plus Probable (Mboe)
At December 31, 2009	44,196	34,320	78,516	44,196	34,320	78,516	-	-	-	7,416	5,759	13,175
Discoveries	404	1,112	1,515	404	1,112	1,515	-	-	-	80	175	255
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	4,687	(2,407)	2,280	4,687	(2,407)	2,280	-	-	-	787	(382)	405
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(10,332)	-	(10,332)	(10,332)	-	(10,332)	-	-	-	(1,735)	-	(1,735)
At December 31, 2010	38,954	33,025	71,979	38,954	33,025	71,979	-	-	-	6,548	5,552	12,100

TOTAL COMPANY	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids
Proved (2) Probable (3) P+P (2)(3) Factors	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved Plus Probable (Mbbl)
At December 31, 2009	48,399	24,211	72,610	48,369	24,206	72,575	30	5	35	3,317	1,605	4,922
Discoveries	-	-	-	-	-	-	-	-	-	13	(11)	2
Extensions & Improved Recovery	8,083	7,043	15,126	8,083	7,043	15,126	-	-	-	555	321	876
Technical Revisions	1,647	(3,059)	(1,412)	1,650	(3,056)	(1,406)	(3)	(3)	(6)	318	(183)	136
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(6,745)	-	(6,745)	(6,739)	-	(6,739)	(6)	-	(6)	(534)	-	(534)
At December 31, 2010	51,384	28,195	79,579	51,363	28,193	79,556	21	2	23	3,670	1,732	5,402
	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE
Proved (2) Probable (3) P+P (2)(3) Factors	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved Plus Probable (MMcf)	Proved (Mboe)	Probable (Mboe)	Proved Plus Probable (Mboe)
At December 31, 2009	258,463	104,468	362,931	218,550	84,619	303,169	39,913	19,849	59,762	94,794	43,227	138,021
Discoveries	404	1,112	1,515	404	1,112	1,515	-	-	-	80	175	255
Extensions & Improved Recovery	13,702	7,913	21,615	13,702	7,913	21,615	-	-	-	10,921	8,683	19,604
Technical Revisions	6,207	(12,268)	(6,060)	9,185	(9,442)	(258)	(2,977)	(2,825)	(5,803)	3,001	(5,288)	(2,287)
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	(3,880)	(5,335)	(9,215)	(90)	(420)	(511)	(3,790)	(4,915)	(8,704)	(647)	(889)	(1,536)
Production	(26,698)	-	(26,698)	(24,368)	-	(24,368)	(2,330)	-	(2,330)	(11,728)	-	(11,728)
At December 31, 2010	248,198	95,890	344,088	217,382	83,781	301,163	30,816	12,109	42,925	96,421	45,908	142,329

Notes:
(1)
"Gross Reserves" are Vermilion's working interest (operating or non-operating) share before deducting of royalties and without including any royalty interests of Vermilion.  "Net Reserves" are Vermilion's working interest (operating or non-operating) share after deduction of royalty obligations, plus Vermilion's royalty interests in reserves.

(2)
"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable.  It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(3)
"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves.  It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(4)
"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.

(5)
"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate.  These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(6)
"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

(7)
"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production.  They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(8)
The pricing assumptions used in the GLJ Report with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above.  See “Reserves and Future Net Revenue – Forecast Prices used in Estimates”.  The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation.  GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

Undeveloped Reserves

Proved undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production.  These reserves have a 90% probability of being recovered.  Vermilion's current plan is to develop these reserves in the following two years.  This timetable may be altered depending on outside market forces, changes in capital allocations and impact of future acquisitions and dispositions.

Probable undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production.  These reserves have a 50% probability of being recovered.  Vermilion's current plan is to develop these reserves over the next five years.  In general, development of these reserves requires additional evaluation data to increase the probability of success to an acceptable level for Vermilion.  This increases the timeline for the development of these reserves.  This timetable may be altered depending on outside market forces, changes in capital allocations and impact of future acquisitions and dispositions.

Timing of Initial Undeveloped Reserves Assignment

Undeveloped Reserves Attributed in Current Year

	Light & Medium Oil (Mbbl)		Natural Gas (MMcf)		Coalbed Methane Gas (MMcf)		Natural Gas Liquids (Mbbl)		Total Oil Equivalent (Mboe)
	First Attributed (1)	Booked	First Attributed (1)	Booked	First Attributed (1)	Booked	First Attributed (1)	Booked	First Attributed (1)	Booked
Proved
Prior to 2008	1,930	2,734	425	928	3,386	23,930	22	34	2,587	6,911
2008	98	2,678	2,214	2,289	3,325	21,009	121	128	1,142	6,689
2009	1,090	2,034	99,026	100,928	1,152	20,607	362	441	18,148	22,731
2010	4,627	6,588	6,454	107,633	4,943	12,958	268	751	6,795	27,438
Probable
Prior to 2008	3,643	8,063	11,133	20,676	4,344	16,928	365	808	6,588	15,138
2008	236	8,120	10,254	25,466	2,718	16,961	529	964	2,927	16,155
2009	2,184	8,047	19,348	34,566	1,598	14,374	324	754	5,999	16,958
2010	6,306	12,417	8,106	38,296	2,435	8,066	342	931	8,405	21,075

Note:
 (1) “First Attributed” refers to reserves first attributed at year-end of the corresponding fiscal year

Future Development Costs

The table below sets out the future development costs deducted in estimation of future net revenue attributable to proved reserves and proved plus probable reserves (using forecast prices and costs and calculated without discount).

(M$)	Total Proved Estimated Using Forecast Prices and Costs	Total Proved Plus Probable Estimated Using Forecast Prices and Costs
Australia
2011	3,900	13,400
2012	3,978	3,978
2013	4,058	4,058
2014	4,139	4,139
2015	4,221	4,221
Remainder	8,698	8,698
Total for all years undiscounted	28,994	38,494
Canada
2011	96,652	136,536
2012	100,509	150,316
2013	39,691	126,434
2014	48,464	120,619
2015	1,876	2,312
Remainder	14,530	15,443
Total for all years undiscounted	301,722	551,660
France
2011	12,017	30,961
2012	19,810	44,980
2013	18,325	61,833
2014	4,036	31,426
2015	4,116	4,184
Remainder	21,133	22,192
Total for all years undiscounted	79,436	195,575
Ireland
2011	107,615	107,615
2012	87,615	87,615
2013	54,672	54,672
2014	1,290	1,290
2015	1,315	1,315
Remainder	8,444	8,456
Total for all years undiscounted	260,950	260,962
Netherlands
2011	5,219	5,219
2012	1,849	4,073
2013	755	11,371
2014	770	770
2015	785	785
Remainder	1,618	1,618
Total for all years undiscounted	10,996	23,836
Total Company
2011	225,403	293,731
2012	213,762	290,962
2013	117,499	258,367
2014	58,698	158,242
2015	12,314	12,817
Remainder	54,422	56,407
Total for all years undiscounted	682,098	1,070,527

Vermilion expects to source its capital expenditure requirements from internally generated cash flow and, as appropriate, from debt or equity financing.  It is anticipated that costs of funding the future development costs will not impact development of its properties or Vermilion’s reserves or future net revenue.

Oil and Gas Properties and Wells

The following table sets forth the number of wells in which Vermilion held a working interest as at December 31, 2010:

	Oil		Natural Gas
	Gross(1) Wells	Net(2) Wells	Gross(1) Wells	Net(2) Wells
Australia
Producing	18	18	-	-
Non-producing	-	-	-	-
Canada
Producing	476	178	576	393
Non-producing	180	57	99	67
France
Producing	217	190	-	-
Non-producing	163	143	-	-
Ireland
Producing	-	-	-	-
Non-producing	-	-	7	1
Netherlands
Producing	-	-	47	37
Non-producing	-	-	26	20
Total Producing	711	386	623	430
Total Non-producing	343	200	132	88

Notes:
(1)	"Gross" refers to the total wells in which Vermilion has an interest, directly or indirectly.
(2)	"Net" refers to the total wells in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly, therein.
(3)	Well counts are based on wellbores.

Costs Incurred

The following table summarizes the capital expenditures made by Vermilion on oil and natural gas properties for the year ended December 31, 2010:

(M$)	Property Acquisition Costs		Exploration	Development	Total
	Proved Properties	Unproved Properties	Costs	Costs	Costs
Australia	-	-	499	50,958	51,457
Canada	448	97,215	5,126	140,111	242,900
France	6,207	-	411	48,347	54,965
Ireland	-	-	187	78,311	78,498
Netherlands	-	-	377	10,640	11,017
Total	6,655	97,215	6,600	328,367	438,837

Exploration and Development Activities

The following table sets forth the number of development and exploration wells which Vermilion completed during its 2010 financial year:

	Exploration Wells		Development Wells
	Gross(1)	Net(2)	Gross(1)	Net(2)
Australia
Oil	-	-	3.0	3.0
Gas	-	-	-	-
Standing	-	-	-	-
Dry Holes	-	-	-	-
Total Completed	-	-	3.0	3.0
Canada
Oil	-	-	28.0	18.9
Gas	-	-	5.0	3.4
Standing	-	-	22.0	17.7
Dry Holes	-	-	-	-
Total Completed	-	-	55.0	40.0
France
Oil	-	-	-	-
Gas	-	-	-	-
Service	-	-	1.0	1.0
Standing	-	-	-	-
Dry Holes	-	-	-	-
Total Completed	-	-	1.0	1.0
Ireland
Oil	-	-	-	-
Gas	-	-	-	-
Standing	-	-	-	-
Dry Holes	-	-	-	-
Total Completed	-	-	-	-
Netherlands
Oil	-	-	-	-
Gas	-	-	-	-
Standing	1.0	0.4	-	-
Dry Holes	-	-	-	-
Total Completed	1.0	0.4
Total Company
Oil	-	-	31.0	21.9
Gas	-	-	5.0	3.4
Service	-	-	1.0	1.0
Standing	1.0	0.4	22.0	17.7
Dry Holes	-	-	-	-
Total Completed	1.0	0.4	59.0	44.0

Notes:
(1)	"Gross" refers to the total wells in which Vermilion has an interest, directly or indirectly.
(2)	"Net" refers to the total wells in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly therein.

Vermilion has currently budgeted $461 million for its 2011 capital program in Australia, Canada, France, Ireland and the Netherlands.  The funds will be used to drill wells to develop reserves in its Canadian key area, the Cardium play in Drayton Valley, Central Alberta, and in Australia, France, Ireland and the Netherlands.  A portion of the capital will be allocated to workovers, production optimization, and maintenance capital in each country.

Properties with No Attributed Reserves

The following table sets out Vermilion's undeveloped land as at December 31, 2010:

	Undeveloped Land
Country	Gross Acres(1)	Net Acres(2)
Australia	-	-
Canada	258,277	169,905
France	900,864	879,491
Ireland	57,531	10,643
Netherlands	430,784	267,695
Total	1,647,456	1,327,734

Notes:
(1)	"Gross" refers to the total acres in which Vermilion has an interest, directly or indirectly.
(2)	"Net" refers to the total acres in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly therein.

Vermilion expects its rights to explore, develop and exploit approximately 29,307 net acres in Canada and 108,599 net acres in France to expire within one year.  In the Netherlands, Ireland and Australia, no such rights expire within one year.

Abandonment and Reclamation Costs

Vermilion has estimated its abandonment costs by determining amounts for facility decommissioning and reclamation costs (including salvage) by area in Australia, Canada, France, Ireland and the Netherlands.  As well, Vermilion has determined abandonment costs (including salvage) and reclamation costs per well, by area and applied this amount to its net wells in each of the countries.  The number of net wells to be abandoned is 1,226 in Canada, 389 in France, 59 in the Netherlands, 20 in Australia and one in Ireland.

The total amount of costs, net of salvage, as estimated in the GLJ Report, is set forth in the following table:

Country	Undiscounted (M$)	Discounted 10% (M$)
Australia	37,527	13,354
Canada	32,191	10,551
France	76,450	20,677
Ireland	20,767	7,634
Netherlands	12,328	8,055
Total	179,263	60,271

In estimating the future net revenue, it is important to note that future costs associated with abandonment of surface facilities, well site reclamation, pipeline abandonments, non-producing wells and reclamation costs, not including downhole costs listed above, are estimated by management of the Company as:

Country	Facilities Undiscounted (M$)	Discounted 10% (M$)
Australia	210,687	18,006
Canada	154,544	56,082
France	223,196	15,847
Ireland	10,295	3,253
Netherlands	161,173	66,651
Total	759,895	159,839

In the next three years, as estimated in the GLJ Report, Vermilion expects to pay abandonment and reclamation costs of:

Country	Undiscounted (M$)	Discounted 10% (M$)
Australia	4,485	3,576
Canada	2,714	2,396
France	3,867	3,205
Ireland	-	-
Netherlands	3,687	3,062
Total	14,753	12,239

Tax Information

In Canada, the Company is subject to normal corporate tax rates on its taxable income.  It is not expected to have Canadian taxes payable in the immediate future as there are sufficient tax pools available to reduce future taxable income, subject to changes in the business model or significant increases to commodity prices.

In France, the Company is currently subject to an approximate 35% corporate tax rate after eligible deductions.  In the Netherlands, the Company is currently subject to an approximate 45% corporate tax rate after eligible deductions.  In Australia, the Company is currently subject to an approximate 30% corporate tax rate after eligible deductions in addition to Petroleum Resource Rent Tax which is approximately 40%.  Ireland is subject to tax at 25% after eligible deductions.

Production Estimates

The following table sets forth the volume of production estimated for the first year as reflected in the estimates of gross proved reserves and gross proved plus probable reserves:

	Light and Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids	BOE
	(Bbl/d)	(Bbl/d)	(Mcf/d)	(Bbl/d)	(Bbl/d)
Australia
Proved	6,765	-	-	-	6,765
Proved Plus Probable	7,815	-	-	-	7,815
Canada
Proved	3,540	12	39,062	1,327	11,389
Proved Plus Probable	4,199	12	42,255	1,469	12,723
France
Proved	8,001	-	2,464	-	8,411
Proved Plus Probable	8,468	-	2,494	-	8,883
Ireland
Proved	-	-	-	-	-
Proved Plus Probable	-	-	-	-	-
Netherlands
Proved	-	-	26,944	38	4,528
Proved Plus Probable	-	-	30,555	42	5,135
Total Proved	18,305	12	68,470	1,365	31,093
Total Proved Plus Probable	20,482	12	75,304	1,512	34,556

Production History

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by Vermilion for each quarter of its most recently completed financial year.  Vermilion had no production from its Ireland assets in 2010.   Light and medium oil in the following table includes any amounts generated by the sale of heavy oil and is deemed to be immaterial by Vermilion.

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Australia
Average Daily Production
Light and Medium Oil (Bbl/d)	7,094	6,522	6,225	9,561
Natural Gas (MMcf/d)	-	-	-	-
Natural Gas Liquids (Bbl/d)	-	-	-	-
Average Net Prices Received
Light and Medium Oil ($/Bbl)	83.14	77.76	77.98	86.23
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/Bbl)	-	-	-	-
Royalties
Light and Medium Oil ($/Bbl)	23.42	6.10	4.85	20.68
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/Bbl)	-	-	-	-
Transportation
Light and Medium Oil ($/Bbl)	-	-	-	-
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/Bbl)	-	-	-	-
Production Costs
Light and Medium Oil ($/Bbl)	17.84	16.36	17.38	12.48
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/Bbl)	-	-	-	-
Netback Received
Light and Medium Oil ($/Bbl)	41.88	55.30	55.75	53.07
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/Bbl)	-	-	-	-
Canada
Average Daily Production
Light and Medium Oil (Bbl/d)	2,012	2,718	2,890	3,473
Natural Gas (MMcf/d)	46.99	44.24	42.17	42.33
Natural Gas Liquids (Bbl/d)	1,670	1,342	1,314	1,386
Average Net Prices Received
Light and Medium Oil ($/Bbl)	81.38	75.90	74.19	81.20
Natural Gas ($/Mcf)	5.46	4.35	4.26	4.00
Natural Gas Liquids ($/Bbl)	67.17	63.26	61.52	63.29
Royalties
Light and Medium Oil ($/Bbl)	11.83	5.06	5.43	4.88
Natural Gas ($/Mcf)	0.73	0.03	0.27	0.02
Natural Gas Liquids ($/Bbl)	14.31	3.19	3.71	3.80
Transportation
Light and Medium Oil ($/Bbl)	2.00	1.76	1.68	1.47
Natural Gas ($/Mcf)	0.21	0.22	0.22	0.22
Natural Gas Liquids ($/Bbl)	1.79	2.72	1.43	2.04
Production Costs
Light and Medium Oil ($/Bbl)	15.57	10.45	11.40	10.30
Natural Gas ($/Mcf)	1.49	1.44	1.75	1.89
Natural Gas Liquids ($/Bbl)	4.64	5.24	6.20	6.39
Netback Received
Light and Medium Oil ($/Bbl)	51.98	58.63	55.68	64.55
Natural Gas ($/Mcf)	3.03	2.66	2.02	1.87
Natural Gas Liquids ($/Bbl)	46.43	52.11	50.18	51.06

France
Average Daily Production
Light and Medium Oil (Bbl/d)	7,900	8,397	8,542	8,539
Natural Gas (MMcf/d)	0.94	0.45	1.19	1.10
Natural Gas Liquids (Bbl/d)	-	-	-	-
Average Net Prices Received
Light and Medium Oil ($/Bbl)	78.06	79.93	78.87	85.53
Natural Gas ($/Mcf)	9.02	8.94	9.50	10.93
Natural Gas Liquids ($/Bbl)	-	-	-	-
Royalties
Light and Medium Oil ($/Bbl)	5.33	5.31	4.90	5.40
Natural Gas ($/Mcf)	(0.09)	0.27	0.25	0.27
Natural Gas Liquids ($/Bbl)	-	-	-	-
Transportation
Light and Medium Oil ($/Bbl)	3.86	3.71	3.28	3.15
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/Bbl)	-	-	-	-
Production Costs
Light and Medium Oil ($/Bbl)	14.65	13.14	13.71	13.23
Natural Gas ($/Mcf)	5.19	6.94	3.55	7.56
Natural Gas Liquids ($/Bbl)	-	-	-	-
Netback Received
Light and Medium Oil ($/Bbl)	54.22	57.77	56.98	63.75
Natural Gas ($/Mcf)	3.92	1.73	5.70	3.10
Natural Gas Liquids ($/Bbl)	-	-	-	-
Netherlands
Average Daily Production
Light and Medium Oil (Bbl/d)	-	-	-	-
Natural Gas (MMcf/d)	20.97	31.35	30.32	30.47
Natural Gas Liquids (Bbl/d)	25	44	46	26
Average Net Prices Received
Light and Medium Oil ($/Bbl)	-	-	-	-
Natural Gas ($/Mcf)	6.49	6.18	7.39	7.97
Natural Gas Liquids ($/Bbl)	22.70	76.05	58.65	131.14
Royalties
Light and Medium Oil ($/Bbl)	-	-	-	-
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/Bbl)	-	-	-	-
Production Costs
Light and Medium Oil ($/Bbl)	-	-	-	-
Natural Gas ($/Mcf)	2.26	1.26	1.56	2.14
Natural Gas Liquids ($/Bbl)	-	-	-	-
Netback Received
Light and Medium Oil ($/Bbl)	-	-	-	-
Natural Gas ($/Mcf)	4.23	4.92	5.83	5.83
Natural Gas Liquids ($/Bbl)	22.70	76.05	58.65	131.14
Total
Average Daily Production
Light and Medium Oil (Bbl/d)	17,006	17,637	17,658	21,573
Natural Gas (MMcf/d)	68.90	76.04	73.68	73.90
Natural Gas Liquids (Bbl/d)	1,695	1,386	1,360	1,412
Average Net Prices Received
Light and Medium Oil ($/Bbl)	80.57	78.51	77.79	85.14
Natural Gas ($/Mcf)	5.82	5.13	5.64	5.74
Natural Gas Liquids ($/Bbl)	66.51	63.67	61.42	64.55
Royalties
Light and Medium Oil ($/Bbl)	14.11	6.67	5.81	13.53
Natural Gas ($/Mcf)	0.50	0.02	0.16	0.01
Natural Gas Liquids ($/Bbl)	22.37	18.35	19.49	19.97
Transportation Costs
Light and Medium Oil ($/Bbl)	2.03	2.04	1.86	1.48
Natural Gas ($/Mcf)	0.15	0.13	0.13	0.13
Natural Gas Liquids ($/Bbl)	1.77	2.63	1.38	2.00
Production Costs
Light and Medium Oil ($/Bbl)	16.08	13.91	14.62	12.43
Natural Gas ($/Mcf)	1.78	1.40	1.70	2.08
Natural Gas Liquids ($/Bbl)	4.57	5.07	5.99	6.27
Netback Received
Light and Medium Oil ($/Bbl)	48.34	55.89	55.50	57.70
Natural Gas ($/Mcf)	3.39	3.58	3.65	3.52
Natural Gas Liquids ($/Bbl)	37.80	37.62	34.56	36.31

Marketing

The nature of Vermilion’s operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates.  Vermilion monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks.  All transactions of this nature entered into by Vermilion are related to an underlying financial position or to future petroleum and natural gas production. Vermilion does not use derivative financial instruments for speculative purposes.  Vermilion has elected to not designate any of its price risk management activities as accounting hedges and thus accounts for changes to fair value in net earnings for the period.  During the normal course of business, Vermilion enters into fixed price arrangements to sell a portion of its production.  Vermilion has elected to exempt these contracts from fair value accounting through the use of the normal purchase and sales exemption.  Vermilion does not obtain collateral or other security to support its financial derivatives as management reviews the creditworthiness of the counterparty prior to entering into a derivative contract.

The following table summarizes Vermilion’s outstanding financial derivative positions as at December 31, 2010.

Risk Management: Oil	Funded Cost	Bbl/d	US $/Bbl
Collar - WTI
January 2011 to June 2011	US $1.00/bbl	2,400	$ 80.00 - $107.60
January 2011 to June 2011	US $1.00/bbl	2,400	$ 75.00 - $ 97.85
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $ 96.20
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $ 96.25
July 2011 to December 2011	US $1.00/bbl	2,400	$ 80.00 - $110.00
July 2011 to December 2011	US $1.00/bbl	2,400	$ 77.25 - $ 98.50
Collar – BRENT
January 2011 to December 2011	US $1.00/bbl	1,000	$ 77.75 - $ 96.00
January 2011 to December 2011	US $1.00/bbl	1,000	$ 77.50 - $ 96.00
January 2011 to December 2011	US $0.00/bbl	750	$ 77.00 - $ 95.40
January 2011 to December 2011	US $1.00/bbl	750	$ 78.00 - $ 98.10
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $100.00
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $100.05
January 2011 to December 2011	US $1.00/bbl	500	$ 78.00 - $100.00
January 2012 to June 2012	US $1.00/bbl	750	$ 82.00 - $105.60
January 2012 to June 2012	US $1.00/bbl	750	$ 82.00 - $104.80
January 2012 to June 2012	US $1.00/bbl	750	$ 82.00 - $106.10
Call Spread – BRENT
January 2011 to December 2011	US $6.08/bbl 1	960	$ 65.00 - $ 85.00
January 2011 to December 2011	US $5.15/bbl 1	600	$ 65.00 - $ 85.00
Risk Management: Natural Gas	Funded Cost	GJ/d	$/Bbl
SWAP – AECO
January 2011 to October 2011	$0.00/GJ	700	$ 5.13
Risk Management: Foreign Exchange		Notional Principal ($US) Per Month	Fixed Rate ($CDN / $US)
US Dollar Forward Sale
January 2011 to December 2011		$750,000	$1.07
January 2011 to December 2011		$750,000	$1.07
1 The funded amounts for these instruments were paid in a prior period.

ADDITIONAL INFORMATION RESPECTING VERMILION ENERGY INC.

Management

Vermilion has a board of directors currently consisting of seven individuals.  The directors are elected by the Company at the direction of Shareholders by ordinary resolution, and hold office until the Meeting. As at March 7, 2011, the directors and officers of Vermilion, as a group, beneficially owned, or controlled or directed, directly or indirectly, 7,333,061 common shares representing approximately 8.2% of the issued and outstanding common shares.

The following table sets forth certain information respecting the current directors and officers of Vermilion.  References to Vermilion in the following table for dates prior to the Conversion Arrangement refer to VRL and to the Company following the date of the Conversion Arrangement.

Directors Name and Municipality of Residence	Office Held	Year First Elected or Appointed as Director	Principal Occupation During the Past Five Years
Lorenzo Donadeo Calgary, Alberta, Canada	President and Chief Executive Officer and Director	1994	Since 2003, President and Chief Executive Officer of Vermilion
W. Kenneth Davidson (2)(3) Oakville, Ontario, Canada	Director	2005	Since 2000, Director of Millar Western Forest Products Ltd., a private forest products company From 2009 until February 2011, Director of Realex Properties Corp., a public real estate company
Claudio A. Ghersinich (2)(4)(5) Calgary, Alberta, Canada	Director	1994	Since 2005, President of Carrera Investments Corp., a private investment company
Joseph F. Killi (2)(3) Calgary, Alberta, Canada	Director	1999
From January 2011, Executive Chairman of Parkbridge Lifestyle Communities Inc., a private real estate company

From 2005 until January 2011, Executive Chairman of Parkbridge Lifestyle Communities Inc., a public real estate company

From 2005 until February 2011, Vice Chairman of Realex Properties Corp., a public real estate company

Since 1993, President of Rosebridge Capital Corp. Inc., a private real estate investment company

Larry J. Macdonald (1)(2)(3)(4)(5) Okotoks, Alberta, Canada	Director and Chairman of the Board	2002	Since 2003, Chairman & Chief Executive Officer and a director of Point Energy Ltd., a private oil and gas company Since 2003, Managing Director of Northpoint Energy Ltd., a private oil and gas company
William F. Madison (2)(4)(5) Sugar Land, Texas, USA	Director	2004
From 1999 to 2006, a director of Montana Tech Foundation, serving as Chairman during 2004 and 2005

Since 2007, Director of Canadian Oil Recovery and Remediation Enterprise, Inc., a public oil recovery and remediation company

Timothy R. Marchant (3)(4)(5) Calgary, Alberta, Canada	Director	2010	2009 to present, adjunct professor, Haskayne School of Business 2007 to 2009, Vice President, Middle East Business Development for BP International 2004 to 2007, President, BP Kuwait
Notes:
(1) Chairman of the Board
(2) Member of the Audit Committee
(3) Member of the Governance and Human Resources Committee
(4) Member of the Health, Safety and Environment Committee
(5) Member of the Independent Reserves Committee

Officers Name and Municipality of Residence	Office Held	Principal Occupation During the Past Five Years
John D. Donovan Calgary, Alberta, Canada	Executive Vice President Business Development	Since 2005, Executive Vice President, Business Development of Vermilion
Curtis W. Hicks Calgary, Alberta, Canada	Executive Vice President and Chief Financial Officer	Since 2004, Executive Vice President and Chief Financial Officer of Vermilion
G.R. (Bob) Mac Dougall Calgary, Alberta, Canada	Executive Vice President and Chief Operating Officer	Since 2006, Executive Vice President and Chief Operating Officer of Vermilion 2004 to 2006, Chief Operating Officer of Vermilion
Paul Beique Calgary, Alberta, Canada	Vice President Capital Markets	Since 2008, Vice President Capital Markets of Vermilion 2003 to 2008, Director Investor Relations of Vermilion
Mona Jasinski Calgary, Alberta, Canada	Vice President People	Since 2009, Vice President People of Vermilion 2004 to 2009, HR Manager, Shell Onshore Production, North America
Raj C. Patel Calgary, Alberta, Canada	Vice President Marketing	Since 2001, Vice President, Marketing of Vermilion
Peter Sider Biscarrosse, France	Vice President European Operations
Since July 2009, Vice President European Operations

March 2008 to July 2009, Regional General Manager, European Operations

2006 to March 2008, Managing Director of Vermilion Oil & Gas Netherlands B.V., a subsidiary of the Company

1999 to 2006, founder of four private and public oil and gas companies in Alberta including Resolution Resources, EMBO Petroleum, Newheart Oil and Gas and Breakside Energy

Robert J. Engbloom, Q.C. Calgary, Alberta, Canada	Corporate Secretary	Since 1999, partner with Macleod Dixon LLP, a law firm

Common Shares

Each common share entitles the holder to receive notice of and to attend all meetings of the shareholders of the Company and to one vote at such meetings. The holders of common shares will be, at the discretion of the board and subject to applicable legal restrictions, entitled to receive any dividends declared by the board on the common shares. The holders of common shares will be entitled to share equally in any distribution of the assets of the Company upon the liquidation, dissolution, bankruptcy or winding-up of the Company or other distribution of its assets among the Shareholders for the purpose of winding-up its affairs.

Cash Dividends

The Company expects to pay dividends on a monthly basis in a manner similar to the former approach of the Trust relating to distributions. However, all decisions with respect to the declaration of dividends on the common shares will be made by the board on the basis of the Company's earnings, financial requirements and other conditions existing at such future time, planned acquisitions, income tax payable by the Company, crude oil and natural gas prices and access to capital markets, as well as the satisfaction of solvency tests imposed by the ABCA on corporations for the declaration and payment of dividends. It is expected that the dividends will be "eligible dividends" for income tax purposes and thus qualify for the enhanced gross-up and tax credit regime for certain shareholders of the Company.

Record of Cash Dividends

The following table sets forth the amount of per period cash distributions per Unit declared by the Trust since the completion of the 2003 Arrangement on January 22, 2003 and the per period cash dividends per common share declared by the Company since the completion of the Conversion Arrangement on September 1, 2010.  Dividends are generally paid on the 15th day of the month following the month of declaration.  Until the December 14, 2007 distribution announcement, Vermilion had paid distributions of $0.17 per Trust Unit per month.  Starting with the January 15, 2008 payment date, Vermilion has paid distributions/dividends of $0.19 per Trust Unit /common share per month.

Period	Distribution Amount for Period per Trust Unit
As Vermilion Energy Trust
2003 – January 22 to December 31	$1.87
2004 – January to December	$2.04
2005 – January to December	$2.04
2006 – January to December	$2.04
2007 – January to December	$2.06
2008 – January to December	$2.28
2009 – January to December	$2.28
2010 – January to September (1)	$1.71
Period	Dividend Amount for Period per Common Share
As Vermilion Energy Inc.
2010 – September to December (1)	$0.57
2011 – January to March	$0.57
Total cash dividends since January 22, 2003 (2)	$17.46

Note:
(1)	Total cash dividends paid out in 2010 by Vermilion and the Trust to a holder of a common share who was a former holder of a Trust Unit equals $2.28.
(2)
On March 15, 2011, the Company announced that it would pay a cash dividend of $0.19 per common share to Shareholders of record as of March 31, 2011 on April 15, 2011.  The total cash dividends since January 22, 2003 does not include the April dividend of $0.19.

Dividend Reinvestment Plan

The Company has established a DRIP Plan.  The DRIP Plan is only available to registered Shareholders who are residents of Canada.

Under the DRIP Plan, registered Shareholders may, at their option, reinvest their cash dividends to purchase additional common shares (the "DRIP common shares") by directing the Plan Agent (as defined below) to apply dividends on their existing common shares to the purchase of DRIP common shares.  Computershare Trust Company of Canada in its capacity as plan agent (the "Plan Agent") will apply cash dividends towards the purchase of DRIP common shares from the Company, subject to certain limitations either from treasury or at the discretion of Vermilion through the facilities of the TSX.  DRIP common shares will be acquired either at the average market price at which DRIP common shares are acquired through the facilities of the TSX or from treasury based on the weighted average of the previous 10 days of trading prior to the applicable dividend.  Participants in the DRIP Plan will also receive additional dividends of common shares equal to 5% of the DRIP common shares purchased with their dividends.  Participants will not have to pay any brokerage fees or service charges in connection with the purchase of DRIP common shares.

Registered Shareholders may, after electing to participate in the DRIP Plan, terminate their participation in the DRIP Plan by written notice to the Plan Agent.  That notice, if actually received no later than five (5) business days prior to a Dividend Record Date, will have effect for the dividend to be made on the following Dividend Payment Date.  Thereafter, dividends to those Shareholders will be in cash.  The Company may amend, suspend or terminate the DRIP Plan in its sole discretion provided that any amendment to the DRIP Plan must be approved by the TSX and that any amendment, modification or suspension shall have no retroactive effect if it would prejudice the interests of the participants.  The Company is not required to issue common shares into any jurisdiction where the issuance would be illegal.

Shareholder Rights Plan

A unitholder rights plan was first implemented in 2003 in conjunction with the 2003 Arrangement.  At each of the annual and special meetings of holders of Trust Units held in 2006 and 2009, the unitholders rights plan was renewed and approved by holders of the Trust Units. In conjunction with the Conversion Arrangement, a shareholder rights plan (the “Rights Plan”) for the Company was approved.  The objectives of the Rights Plan are to ensure, to the extent possible, that all Shareholders are treated equally and fairly in connection with any takeover bid for the Company. Takeover bids may be structured to be coercive or may be initiated at a time when the board of directors of Vermilion will have a difficult time preparing an adequate response to the offer.  Accordingly, such offers do not always result in Shareholders receiving equal or fair treatment or full or maximum value for their investment.  Under current Canadian securities legislation, a takeover bid is required to remain open for 35 days, a period of time which may be insufficient for the directors to:

(a)	evaluate a takeover bid (particularly if it includes share or trust unit consideration);

(b)	explore, develop and pursue alternatives which are superior to the takeover bid and which could maximize Shareholder value; and

(c)	make reasoned recommendations to the Shareholders.

The Rights Plan discourages discriminatory, coercive or unfair takeovers of the Company and gives the board of directors of Vermilion time if, in the circumstances, the board of directors determines it is appropriate to take such time, to pursue alternatives to maximize Shareholder value in the event an unsolicited takeover bid is made for all or a portion of the outstanding common shares of the Company.  As set forth in detail below, the Rights Plan discourages coercive hostile takeover bids by creating the potential that any common shares which may be acquired or held by such a bidder will be significantly diluted.  The potential for significant dilution to the holdings of such a bidder can occur as the Rights Plan provides that all holders of common shares who are not related to the bidder will be entitled to exercise rights issued to them under the Rights Plan and to acquire common shares at a substantial discount to prevailing market prices.  The bidder or the persons related to the bidder will not be entitled to exercise any Rights under the Rights Plan.  Accordingly, the Rights Plan will encourage potential bidders to make takeover bids by means of a Permitted Bid (as defined below) or to approach the board of directors of Vermilion to negotiate a mutually acceptable transaction.  The Permitted Bid provisions of the Rights Plan are designed to ensure that in any takeover bid for outstanding common shares of the Company all Shareholders are treated equally and are given adequate time to properly assess such takeover bid on a fully-informed basis.

The Rights Plan was not proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or takeover bid.  The board of directors did not adopt the Rights Plan to prevent a takeover of the Company, to secure the continuance of management or the directors of the Company in their respective offices or to deter fair offers for the Common Shares of the Company.

Summary of the Plan

The following summary of terms of the Rights Plan is qualified in its entirety by reference to the text of the Shareholder Rights Plan Agreement.  A copy of the Shareholder Rights Plan Agreement will be available in its entirety upon request at the head office of Vermilion during normal business hours.

Term

The Rights Plan will remain in effect until termination of the annual meeting of Shareholders of the Company in 2013 unless the term of the Shareholder Rights Plan Agreement is extended beyond such date by resolution of Shareholders.

Issue of Rights

One right (a "Right") has been issued by the Company pursuant to the Shareholder Rights Plan Agreement in respect of each common share of the Company outstanding at the close of business on September 1, 2010 (the "Record Time").  One Right will also be issued for each additional common share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) or the Expiration Time (as defined below).

Rights Exercise Privilege

The Rights will separate from the voting common shares to which they are attached and become exercisable at the time (the "Separation Time") which is 10 trading days following the date a person becomes an Acquiring Person (as defined below) or announces an intention to make a takeover bid that is not an acquisition pursuant to a takeover bid permitted by the Rights Plan (a "Permitted Bid").

Any transaction or event in which a person (an "Acquiring Person"), including associates and affiliates and others acting in concert, acquires (other than pursuant to an exemption available under the Rights Plan or a Permitted Bid) Beneficial Ownership (as defined in the Rights Plan) of 20% or more of the voting securities of the Company is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, will become void and the Rights (other than those held by the Acquiring Person) will permit the holder to purchase common shares at a substantial discount to their prevailing market price at the time.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per common share until the Rights separate from the underlying common shares and become exercisable or until the exercise of the Rights.  The issuance of the Rights will not change the manner in which Shareholders currently trade their common shares.

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by virtue of having entered into an agreement (a "Permitted Lock-Up Agreement") with a Shareholder whereby the Shareholder agrees to deposit or tender voting common shares to a takeover bid made by such person, provided that the agreement meets certain requirements including:

(a)	the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available;

(b)
the Shareholder who has agreed to tender voting common shares to the takeover bid (the "Lock-Up Bid") made by the other party to the agreement is permitted to terminate its obligation under the agreement in order to tender voting common shares to another takeover bid or transaction where: (i) the offer price or value of the consideration payable under the other takeover bid or transaction is greater than the price or value of the consideration per common share at which the Shareholder has agreed to deposit or tender voting common shares to the Lock-Up Bid or is equal to or greater than a specified minimum which is not more than 7% higher than the offer price under the Lock-Up Bid; and (ii) if the number of voting common shares offered to be purchased under the Lock-Up Bid is less than all of the voting common shares held by Shareholders (excluding common shares held by the offeror), the number of voting common shares offered to be purchased under the other takeover bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of voting common shares offered to be purchased under the Lock-Up Bid or is equal to or greater than a specified number which is not more than 7% higher than the number of voting common shares offered to be purchased under the Lock-Up Bid; and

(c)
no break-up fees or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another takeover bid or transaction shall be payable by the Shareholder if the Shareholder fails to deposit or tender voting common shares to the Lock-Up Bid.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for common shares issued from and after the effective date (the "Effective Date") of the Shareholder Rights Plan Agreement (being the later of the date of the Shareholder Rights Plan Agreement and the receipt by the Company of all regulatory approvals with respect to the Shareholder Rights Plan Agreement). Rights are also attached to common shares outstanding on the Effective Date, although certificates issued prior to the Effective Date will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Company common shares and will not be exercisable or transferable separately from the common shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the common shares.

Permitted Bid Requirements

The requirements of a "Permitted Bid" include the following:

(a)	the takeover bid must be made by means of a takeover bid circular;

(b)	the takeover bid is made to all holders of voting common shares as registered on the books of the Company, other than the offeror;

(c)
the takeover bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no voting common shares will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date which is not less than 45 days following the date of the takeover bid and only if at such date more than 50% of the voting common shares held by independent Shareholders shall have been deposited or tendered pursuant to the takeover bid and not withdrawn;

(d)
the takeover bid contains an irrevocable and unqualified provision that unless the takeover bid is withdrawn, voting common shares may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which voting common shares may be taken up and paid for and that any voting common shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

(e)
the takeover bid contains an irrevocable and unqualified provision that if, on the date on which voting common shares may be taken up and paid for, more than 50% of the voting common shares held by independent Shareholders shall have been deposited pursuant to the takeover bid and not withdrawn, the offeror will make a public announcement of that fact and the takeover bid will remain open for deposits and tenders of voting common shares for not less than ten business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the board of directors to make a takeover bid by way of a takeover bid circular sent to all holders of voting common shares on terms which the board of directors considers fair to all Shareholders. In such circumstances, the board of directors may waive the application of the Rights Plan thereby allowing such bid to proceed without dilution to the offeror.  Any waiver of the application of the Rights Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of voting common shares while the initial takeover bid is outstanding.  The board of directors may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting common shares of the Company within 14 days or such earlier or later date as may be specified by the board.  With the prior consent of the holders of voting common shares, the board of directors may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of voting common shares otherwise than pursuant to the foregoing, waive the application of the Rights Plan to such Flip-in Event.

The board of directors may, with the prior consent of the holders of voting common shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the board of directors has waived the application of the Rights Plan.

Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the voting common shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a takeover bid.

Board of Directors

The adoption of the Rights Plan does not in any way lessen or affect the duty of the board of directors to act honestly and in good faith with a view to the best interests of the Company. The board of directors, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

Amendment

The Company may, with the prior approval of Shareholders (or the holders of Rights if the Separation Time has occurred), supplement amend, vary or delete any of the provisions of the Shareholder Rights Plan Agreement. The Company may make amendments to the Shareholder Rights Plan Agreement at any time to correct any clerical or typographical error or, subject to confirmation at the next meeting of Shareholders, make amendments which are required to maintain the validity of the Shareholder Rights Plan Agreement due to changes in any applicable legislation, regulations or rules.

AUDIT COMMITTEE MATTERS

Audit Committee Charter

Vermilion has established an audit committee (the "Audit Committee") to assist the board of directors in carrying out its oversight responsibilities with respect to, among other things, financial reporting, internal controls and the external audit process of the Company.  The Audit Committee Terms of Reference are set out in Schedule "C" to this annual information form.

Composition of the Audit Committee

The following table sets forth the name of each current member of the Audit Committee, whether pursuant to applicable securities legislation, such member is considered independent, whether pursuant to applicable securities legislation, such member is considered financially literate and the relevant education and experience of such member.

Name	Independent	Financially Literate	Relevant Education and Experience
W. Kenneth Davidson (Chair)	Yes	Yes
Mr. Davidson holds Bachelor of Science degrees in Mathematics and Business and a Masters in Business Administration degree.  Mr. Davidson has obtained significant financial experience and exposure to accounting including internal controls and procedures for financial reporting and complex financial issues as a director, officer or consultant to a number of companies involved in the banking and securities areas of the financial services sector.

Claudio A. Ghersinich	Yes	Yes
Mr. Ghersinich holds a B.Sc. Civil Engineering degree from the University of Manitoba.  Mr. Ghersinich has obtained financial experience and exposure to accounting and financial issues in a role as a founder of Vermilion Resources Ltd. in 1994 and as an audit committee member of other public companies.

Joseph F. Killi	Yes	Yes
Mr. Killi holds a Bachelor of Science degree in Biochemistry, a Bachelor of Commerce degree and a Chartered Accountant designation.  As a Chartered Accountant, Mr. Killi attained experience in preparing, auditing, analyzing and evaluating financial statements including internal controls and procedures for financial reporting.  Mr. Killi has an understanding of the accounting principles used by the Company as well as the implications of those accounting principles on the Company's financial results.  Mr. Killi has also obtained significant financial experience and exposure to accounting and financial issues in a number of senior positions with Parkbridge Lifestyle Communities Inc., Realex Properties Corp. and Trizec Corporation and in his role as a director and audit committee member of other public and private companies.

Larry J. Macdonald	Yes	Yes
Mr. Macdonald holds a Bachelor of Science degree in Geology.  In 2005, Mr. Macdonald attended a financial literacy course at the University of Toronto's Rotman's School of Management in conjunction with the Institute of Corporate Directors.  In addition, Mr. Macdonald has obtained financial experience and exposure to accounting and financial issues in a number of senior officer positions with Point Energy Ltd., Pointwest Energy Inc., Westpoint Energy Inc. and Anderson Exploration Ltd. and as a director, audit committee member and officer of a number of other public and private companies as well as not-for-profit organizations.

William F. Madison	Yes	Yes
Mr. Madison holds a Bachelor of Science in Petroleum Engineering.  Mr. Madison has completed the Harvard Program for Management Development. Mr. Madison has obtained financial experience and exposure to accounting and financial issues as the Chairman of Montana Tech Foundation and as a senior executive of Marathon Oil Company and as a director, audit committee member and officer of other public and private companies.

External Audit Service Fees

Prior to the commencement of any work, fees for all audit and non-audit services provided by the Company’s auditors must be approved by the Audit Committee.

During the years ended December 31, 2010 and 2009, Deloitte & Touche LLP, the auditors of the Company, received the following fees from the Company:

Item	2010	2009
Audit fees(1)	$1,389,597	$1,693,659
All other fees(2)	$22,239	$ 12,296

Notes:
(1)
Audit fees consisted of professional services rendered by Deloitte & Touche LLP for the audit of the Company's financial statements for the years ended December 31, 2010 and 2009, fees for the review of the quarterly financial statements and services provided in connection with statutory and regulatory filings or engagements.

(2)	For 2010, the amount reported relates to income tax compliance work and the 2009 figure relates to property tax consulting services.

MARKET FOR PRICE RANGE AND TRADING VOLUME OF SECURITIES

The outstanding Common Shares of the Company are listed and posted for trading on the TSX under the symbol VET, prior to the Conversion Arrangement, the Trust Units were listed for trading on the TSX under the symbol VET.UN.  The following table sets forth the closing price range and trading volume of the common shares and the Trust Units for the periods indicated:

Trust Units 2010	High	Low	Close	Volume (000's)
January	$34.60	$31.57	$32.32	4,498
February	$34.82	$31.68	$34.82	3,944
March	$35.81	$34.04	$35.39	4,275
April	$36.36	$34.73	$35.25	3,472
May	$35.60	$31.25	$33.55	3,939
June	$35.75	$32.50	$33.67	3,897
July	$34.91	$32.21	$33.10	2,376
August	$35.92	$32.33	$35.67	4,980
September	$36.75	$35.51	$36.75	3,167
Common Shares 2010	High	Low	Close	Volume (000's)
September	$38.90	$35.15	$38.62	9,286
October	$40.60	$37.77	$39.94	3,365
November	$43.20	$38.57	$42.02	4,651
December	$47.59	$41.81	$46.22	4,539
Common Shares 2011	High	Low	Close	Volume (000's)
January	$47.80	$44.60	$47.36	3,413
February	$52.45	$45.87	$51.05	4,523

CREDIT RATINGS

The following information relating to the Company's credit ratings is provided as it relates to the Company's financing costs, liquidity and operations.  Specifically, credit ratings affect the Company's ability to obtain short-term and long-term financing and the cost of such financing.  Additionally, the ability of the Company to engage in certain collateralized business activities on a cost effective basis depends on the Company's credit ratings.  A reduction in the current rating on the Company's debt by its rating agencies, particularly a downgrade below current ratings, or a negative change in the Company's ratings outlook could adversely affect the Company's cost of financing and its access to sources of liquidity and capital.  In addition, changes in credit ratings may affect the Company's ability to, and the associated costs of, (i) entering into ordinary course derivative or hedging transactions and may require the Company to post additional collateral under certain of its contracts, and (ii) entering into and maintaining ordinary course contracts with customers and suppliers on acceptable terms.

The Company's $225 million of Senior Unsecured Notes have a rating of BB (low)/Stable from DBRS Limited ("DBRS") and BB- from Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies (Canada) Corporation ("S&P").

DBRS rates long-term debt instruments by rating categories ranging from a high of "AAA" to a low of "D". All rating categories other than AAA and D also contain subcategories "(high)" and "(low)".  The absence of either a "(high)" or "(low)" designation indicates the rating is in the middle of the category.  A rating of "BB" is characterized by DBRS to be speculative, non investment-grade credit quality.  The capacity for the payment of financial obligations is uncertain and vulnerable to future events.  The "BB" category is the fifth highest of the ten available categories.

S&P rates long-term debt instruments by rating categories ranging from a high of "AAA" to a low of "D". The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.  An obligation rated "BB" is characterized as less vulnerable to nonpayment than other speculative issues.  However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.  The "BB" category is the fifth highest of the ten available categories.

Vermilion Rating

DBRS Limited has provided a corporate credit rating of Vermilion of “BB (low”).  A rating of “BB” is characterized by DBRS Limited to be speculative, non investment-grade credit quality.  The capacity for the payment of financial obligations is uncertain and vulnerable to future events.

S&P has assigned a corporate credit rating of Vermilion of “BB-” with a stable outlook.  An obligor rated “BB” is characterized by S&P as less vulnerable in the near term than other lower-rated obligors.  However, it faces major ongoing uncertainties and exposure to adverse business, financial or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitments.  The plus (+) or minus (-) modifiers indicate the relative standing within the assigned category.  In addition, S&P may add a rating outlook of “positive”, “negative” or “stable” which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years).

 Credit ratings are intended to provide investors with an independent measure of the credit quality of an issuer of securities. The credit ratings accorded to the Senior Unsecured Notes and the Company are not recommendations to purchase, hold or sell such securities and are not a comment upon the market price of the Company's securities or their suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. A revision or withdrawal of a credit rating could have a material adverse effect on the pricing or liquidity of the Senior Unsecured Notes or the Common Shares in any secondary markets. Vermilion does not undertake any obligation to maintain the ratings or to advise holders of the Senior Unsecured Notes or the Common Shares of any change in ratings. Each agency's rating should be evaluated independently of any other agency's rating.

CONFLICTS OF INTEREST

The directors and officers of Vermilion are engaged in and will continue to engage in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of Vermilion may become subject to conflicts of interest.  The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA.  To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

As at the date hereof, Vermilion is not aware of any existing or potential material conflicts of interest between Vermilion and a director or officer of Vermilion.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or officer of the Company, nor any other insider of the Company, nor their associates or affiliates has or has had, at any time within the three most recently completed financial years ending December 31, 2010, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Company.

LEGAL PROCEEDINGS

The Company is not party to any significant legal proceedings as of March 10, 2011.

MATERIAL CONTRACTS

The Company has not entered into any material contracts outside its normal course of business.

INTERESTS OF EXPERTS

As at the date hereof, principals of GLJ, the independent engineers for the Company, personally disclosed in certificates of qualification that they neither had nor expect to receive any common shares.  The principals of GLJ and their employees (as a group) beneficially own less than one percent of any of the Company’s securities.  Deloitte & Touche LLP is the auditor of the Company and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants, Alberta.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Company’s common shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

RISK FACTORS

The following is a summary of certain risk factors relating to the business of the Company.  The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this annual information form.  Shareholders and potential Shareholders should consider carefully the information contained herein and, in particular, the following risk factors.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of proved and provable reserves and future net revenues to be derived therefrom, including many factors beyond the Company's control. The reserve and future net revenue information set forth in this annual information form represents estimates only.  The reserves and estimated future net cash flow from the Company's properties have been independently evaluation by GLJ with an effective date of December 31, 2010.  These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of crude oil and natural gas, operating costs, well abandonment and salvage values, royalties and other government levies that may be imposed over the producing life of the reserves.  These assumptions were based on prices in use at the date the GLJ Report was prepared, and many of these assumptions are subject to change and are beyond the Company's control.  Actual production and cash flow derived therefrom will vary from these evaluations, and such variations could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations, probabilistic methods and upon analogy to similar types of reserves, rather than upon actual production history.  Estimates based on these methods generally are less reliable than those based on actual production history.  Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

Reserve estimates may require revision based on actual production experience.  Such figures have been determined based upon assumed commodity prices and operating costs.

The present value of estimated future net revenue referred to in this annual information form should not be construed as the fair market value of estimated crude oil and natural gas reserves attributable to the Company's properties.  The estimated discounted future revenue from reserves are based upon price and cost estimates which may vary from actual prices and costs and such variance could be material. Actual future net revenue will also be affected by factors such as the amount and timing of actual production, supply and demand for crude oil and natural gas, curtailments or increases in consumption by purchasers and changes in governmental regulations and taxation.

Volatility of Oil and Natural Gas Prices

The Company's operational results and financial condition will be dependent on the prices received for oil and natural gas production.  Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions.  Any decline in oil and natural gas prices could have an adverse effect on Vermilion's cash flow which could have the effect of decreasing dividends.

Changes in Legislation

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry in Canada and the foreign jurisdictions in which the Company operates, will not be changed in a manner which adversely affects the Company.  This includes, but is not limited to the status of the resource allowance.

The Government of Alberta receives royalties on production of natural resources from lands in which it owns the mineral rights. A change in the royalty regime resulting in an increase in royalties would reduce Vermilion's earnings and could make future capital expenditures or Vermilion's operations uneconomic and could, in the event of a material increase in royalties, make it more difficult to service and repay outstanding debt.  Any material increase in royalties would also significantly reduce the value of the Company's associated assets.

Government Regulations

Vermilion's operations are governed by many levels of government, including municipal, state, provincial and federal governments, in Canada, France, the Netherlands, Australia and Ireland.  Vermilion is subject to laws and regulations regarding health and safety issues, lease interests, taxes and royalties, among others.  Failure to comply with the applicable laws can result in significant increases in costs, penalties and even losses of operating licences.  The regulatory process involved in each of the countries in which Vermilion operates is not uniform and regulatory regimes vary as to complexity, timeliness of access to, and response from, regulatory bodies and other matters specific to each jurisdiction.  If regulatory approvals or permits are delayed or not obtained, there can also be delays or abandonment of projects, decreases in production and increases in costs, and Vermilion may not be able to fully execute its strategy.  Governments may also amend or create new legislation and regulatory bodies may also amend regulations or impose additional requirements which could result in increased capital, operating and compliance costs.

Competition

Vermilion actively competes for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, some of which have significantly greater financial resources than Vermilion.  Vermilion's competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

The oil and gas industry is highly competitive.  Vermilion's competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than Vermilion.

Vermilion's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Operational Matters

The operation of oil and gas wells and facilities involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to Vermilion and possible liability to third parties.  Vermilion will maintain liability insurance, where available, in amounts consistent with industry standards.  Business interruption insurance may also be purchased for selected operations, to the extent that such insurance is available.  Vermilion may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons.  Costs incurred to repair such damage or pay such liabilities may impair Vermilion's ability to satisfy its debt obligations or declare dividends.

Continuing production from a property, and to some extent the marketing of production, are largely dependent upon the ability of the operator of the property.  To the extent the operator fails to perform these functions properly, revenue may be reduced.  Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent.  Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Vermilion or its subsidiaries to certain properties.  Such circumstances could impair Vermilion's ability to satisfy its debt obligations or declare dividends.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation.  A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of Vermilion or its assets.  Such legislation may be changed to impose higher standards and potentially more costly obligations on Vermilion.  There can be no assurance that the Company will be able to satisfy its actual future environmental and reclamation obligations.

Kyoto Protocol

Australia, Canada, France, Ireland and the Netherlands are signatories to the United Nations Framework Convention on Climate Change and all have ratified the Kyoto Protocol established thereunder.  Australia, Canada, France, Ireland and the Netherlands, as Annex B parties to the Kyoto Protocol, and France and Netherlands as a party to the European Union Regional Integration Organization, are required to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases".

Vermilion's exploration and production facilities and other operations and activities in Australia, Canada, France, Ireland and the Netherlands will emit a small amount of greenhouse gasses which may subject Vermilion to legislation regulating emissions of greenhouse gases and which may include a requirement to reduce emissions or emissions intensity from Vermilion's operations and facilities.  The direct or indirect costs of complying with emissions regulations may adversely affect the business of Vermilion in Australia, Canada, France, Ireland and the Netherlands.

Debt Service

Vermilion may, from time to time, finance a significant portion of its operations through debt.  Amounts paid in respect of interest and principal on debt incurred by Vermilion may impair Vermilion's ability to satisfy its other obligations.  Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by Vermilion of its debt obligations.  Ultimately, this may result in lower levels of cash flow for the Company.

Lenders may be provided with security over substantially all of the assets of Vermilion and its Subsidiaries.  If Vermilion becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may be able to foreclose on or sell the assets of Vermilion and/or its Subsidiaries.

Delay in Cash Dividends

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to Vermilion, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

Changes in Income Tax Laws

Income tax laws and administrative policies regarding mutual fund trusts may be changed in a manner which adversely affects the Company and/or the Shareholders.

Depletion of Reserves

The Company has certain unique attributes which differentiate it from other oil and gas industry participants.  Dividends paid from cash flow generated in respect of properties, absent commodity price increases or cost effective acquisition and development activities, may decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves.  Accordingly, absent capital expenditures or acquisitions of additional oil and gas properties, Vermilion's current production levels and reserves will decline.

Vermilion's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on Vermilion's success in exploiting its reserve base and acquiring additional reserves.  Without reserve additions through acquisition or development activities, Vermilion's reserves and production will decline over time as reserves are exploited.

Net Asset Value

The net asset value of the assets of the Company from time to time will vary dependent upon a number of factors beyond the control of management, including oil and gas prices.  The trading prices of the common shares from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of the Company's assets.

Variations in Interest Rates and Foreign Exchange Rates

An increase in interest rates could result in a significant increase in the amount the Company pays to service debt, potentially impacting dividends to shareholders.

In addition, an increase in the exchange rate for the Canadian dollar versus the U.S. dollar would result in the receipt by the Company of fewer Canadian dollars for its production which may affect future Dividends. The Company monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks.  The increase in the exchange rate for the Canadian dollar and future Canadian/United States exchange rates may impact future Dividends and the future value of the Company's reserves as determined by independent evaluators.

Increase in Operating Costs or Decline in Production Level

An increase in operating costs or a decline in Vermilion’s production level could have an adverse effect on Vermilion’s cash flow and, therefore, could reduce dividends to Shareholders and affect the market price of the common shares.  The level of production may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond Vermilion's control. A significant decline in production could result in materially lower revenues and cash flow and, therefore, could reduce dividends to Shareholders and affect the market price of the common shares.

Acquisition Assumptions

When making acquisitions, Vermilion estimates future performance of the assets to be acquired that may prove to be inaccurate. Acquired assets are subject to inherent risks associated with predicting the future performance of those assets. Vermilion makes certain estimates and assumptions respecting the economic potential of the assets it acquires which may not be realized over time. As such, assets acquired may not possess the value Vermilion attributed to them, which could adversely impact cash flow.

Failure to Realize Anticipated Benefits of Prior Acquisitions

Vermilion has completed several acquisitions since December 31, 2008, which acquisitions were completed to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits, including, among other things, potential cost savings.  In order to achieve the benefits of these and future acquisitions, Vermilion will be dependent upon its ability to successfully consolidate functions and integrate operations, procedures and personnel in a timely and efficient manner and to realize the anticipated growth opportunities and synergies from combining the acquired assets and operations with those of the Company.  The integration of acquired assets and operations requires the dedication of management effort, time and resources, which may divert management's focus and resources from other strategic opportunities and from operational matters during the process.  The integration process may result in the disruption of ongoing business and customer relationships that may adversely affect Vermilion's ability to achieve the anticipated benefits of such prior acquisitions.

Additional Financing

Vermilion’s credit facility and any replacement credit facility may not provide sufficient liquidity.  The amounts available under Vermilion's credit facility may not be sufficient for future operations, or Vermilion may not be able to obtain additional financing on attractive economic terms, if at all.  Any failure to obtain financing may have a material adverse effect on Vermilion's business, and dividends to Shareholders may be reduced, suspended or eliminated.

To the extent that external sources of capital, including the issuance of additional common shares, become limited or unavailable, Vermilion's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent the Company is required to use cash flow to finance capital expenditures or property acquisitions, the level of cash available for distribution will be reduced.

Potential Conflicts of Interest

Circumstances may arise where members of the board of directors or officers of Vermilion are directors or officers of corporations which are in competition to the interests of Vermilion.  No assurances can be given that opportunities identified by such persons will be provided to Vermilion.

GAAP Adjustments

GAAP requires that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in Vermilion’s consolidated financial statements.  The accounting policies may result in non-cash charges to net income and write-downs of net assets in the financial statements.  Such non-cash charges and write-downs may be viewed unfavourably by the market and may result in an inability to borrow funds and/or may result in a decline in the common share price.

Lower oil and gas prices increase the risk of write-downs of Vermilion’s oil and gas property investments.  Under GAAP, the net capitalized cost of oil and gas properties may not exceed a "ceiling limit" that is based, in part, upon estimated future net cash flows from reserves. If the net capitalized costs exceed this limit, Vermilion must charge the amount of the excess against earnings. If oil and natural gas prices decline, Vermilion’s net capitalized cost may exceed this ceiling, ultimately resulting in a charge against its earnings. While these write-downs would not affect cash flow, the charge to earnings could be viewed unfavourably in the market.

Market Accessibility

A decline in Vermilion’s ability to market oil and natural gas production could have a material adverse effect on its production levels or on the price that Vermilion receives for production which, in turn, could reduce Dividends to its Shareholders and the trading price of the common shares.

Vermilion’s business depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. Canadian federal and provincial, as well as United States federal and state, regulation of oil and gas production, processing and transportation, tax and energy policies, general economic conditions, and changes in supply and demand could adversely affect Vermilion’s ability to produce and market oil and natural gas. If market factors change and inhibit the marketing of Vermilion production, overall production or realized prices may decline, which could reduce dividends to Shareholders.

International Financial Reporting Standards

The requirement for Vermilion to implement International Financial Reporting Standards (“IFRS”) to replace Canadian GAAP effective January 1, 2011 may materially affect the Company’s financial results as reported in its financial statements and may require Vermilion to amend its Credit Facilities to address the changes in accounting principles.  As of the date of this Annual Information Form, Vermilion has to yet finalize all of its accounting policies under IFRS.  For additional information, see “International Financial Reporting Standards Transition” in the Company’s management’s discussion and analysis for the year ended December 31, 2010.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.  Additional information related to the remuneration and indebtedness of the directors and officers of the Company, and the principal holders of Common Shares and Rights to purchase Common Shares and securities authorized for issuance under the Company's equity compensation plans, where applicable, are contained in the information circular of the Company in respect of its most recent annual meeting of Shareholders involving the election of directors.  Additional financial information is provided in the Company's audited financial statements and management's discussion and analysis for the year ended December 31, 2010.

SCHEDULE "A"

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR (FORM 51-101F2)

To the Board of Directors of Vermilion Energy Inc. (the "Company"):

1.
We have prepared an evaluation of the Company’s reserves data as at December 31, 2010. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2010, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement.  An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4.
The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2010, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate - $M)
			Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	February 9, 2011	Australia	-	735,393	-	735,393
GLJ Petroleum Consultants	February 9, 2011	Canada	-	647,069	-	647,069
GLJ Petroleum Consultants	February 9, 2011	France	-	1,143,741	-	1,143,741
GLJ Petroleum Consultants	February 9, 2011	Ireland	-	297,289		297,289
GLJ Petroleum Consultants	February 9, 2011	Netherlands	-	353,007	-	353,007
TOTAL				3,176,498		3,176,498

5.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our reports referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 9, 2011

“Jodi L. Anhorn”
Jodi L. Anhorn, M.Sc., P.Eng. Vice President

SCHEDULE "B"
REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE (FORM 51-101F3)

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of Vermilion Energy Inc. (the "Company") are responsible for the preparation and disclosure, or arranging for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements.  This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2010, estimated using forecast prices and costs.

Independent qualified reserves evaluators have evaluated the Company's reserves data. The report of the independent qualified reserves evaluators is presented in Schedule A to the Annual Information Form of the Company for the year ended December 31, 2010.

The Independent Reserves Committee of the Board of Directors of the Company has:

(a)	reviewed the Company's procedures for providing information to the independent qualified reserves evaluators;

(b)	met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c)	reviewed the reserves data with Management and the independent qualified reserves evaluators.

The Independent Reserves Committee of the Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with Management. The Board of Directors has, on the recommendation of the Audit and Independent Reserves Committees, approved:

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluators on the reserves data; and

(c)	the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.  However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

“Lorenzo Donadeo”
Lorenzo Donadeo, President and Chief Executive Officer

“Curtis Hicks”
Curtis W. Hicks, Executive Vice President and Chief Financial Officer

“Larry J. Macdonald”
Larry J. Macdonald, Director and Chairman of the Board

“Claudio A. Ghersinich”
Claudio A. Ghersinich, Director

SCHEDULE "C"
TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

I.	PURPOSE

The primary function of the Audit Committee (the “Committee”) is to assist the Board in fulfilling its oversight responsibilities by reviewing:

A.	The financial information that will be provided to the Shareholders and others;

B.	The systems of internal controls, management and the Board of Directors have established;

C.	All audit processes;

Primary responsibility for the financial reporting, information systems, risk management and internal controls of Vermilion Energy Inc. (“Vermilion”) is vested in management and is overseen by the Board.

II.	COMPOSITION AND OPERATIONS

A.	The Committee shall be composed of not fewer than three directors and not more than five directors, all of whom are independent1 directors of Vermilion.

B.
All Committee members shall be “financially literate”2 and at least one member shall have "accounting or related financial expertise". The Committee may include a member who is not financially literate, provided he or she attains this status within a reasonable period of time following his or her appointment and providing the Board has determined that including such member will not materially adversely affect the ability of the Committee to act independently.

C.	The Committee shall operate in a manner that is consistent with the Committee Guidelines outlined in Tab 8 of the Board Manual.

D.
Vermilion’s auditors shall be advised of the names of the Committee members and will receive notice of and be invited to attend meetings of the Committee, and to be heard at those meetings on matters relating to the Auditor's duties.

E.
The Committee has the authority to communicate with the external auditors as it deems appropriate to consider any matter that the Committee or auditors determine should be brought to the attention of the Board or Shareholders.

F.	The Committee shall meet at least four times each year.

III.	DUTIES AND RESPONSIBILITIES

Subject to the powers and duties of the Board, the Committee will perform the following duties:

A.	Financial Statements and Other Financial Information

The Committee will review and recommend for approval to the Board financial information that will be made publicly available. This includes:

i)	Review and recommend approval of Vermilion’s annual financial statements, MD&A and press release and report to the Board of Directors before the statements are approved by the Board of Directors;
ii)	Review and recommend approve for release Vermilion’s quarterly financial statements, MD&A and press release;
iii)
Satisfy itself that adequate procedures are in place for the review of the public disclosure of financial information extracted or derived from Vermilion’s financial statements, other than the public disclosure referred to in items (i) and (ii) above, and periodically assess the adequacy of those procedures; and

iv)	Review the Annual Information Form and any Prospectus/Private Placement Memorandums.

1	Independence requirements, including those specifically for Audit Committee members, are described in the Appendix to Tab 6, Board Operating Guidelines.
2
The Board has adopted the NI 52-110 definition of “financial literacy”, which is an individual who is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.

SCHEDULE "C"
TERMS OF REFERENCE FOR THE AUDIT COMMITTEE (CONTINUED)

Review and discuss:

v)	The appropriateness of accounting policies and financial reporting practices used by Vermilion;
vi)	Any significant proposed changes in financial reporting and accounting policies and practices to be adopted by Vermilion;
vii)	Any new or pending developments in accounting and reporting standards that may affect Vermilion;
viii)
With management, the external auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements; and

ix)	Accounting, tax and financial aspects of the operations of the Corporation as the Committee considers appropriate.

B.	Risk Management, Internal Control and Information Systems

The Audit Committee will review and obtain reasonable assurance that the risk management, internal control and information systems are operating effectively to produce accurate, appropriate and timely management and financial information. This includes:

i)	Review Vermilion’s risk management controls and policies;
ii)
Obtain reasonable assurance that the information systems are reliable and the systems of internal controls are properly designed and effectively implemented through discussions with and reports from management, the internal auditor and external auditor; and

iii)	Review management steps to implement and maintain appropriate internal control procedures including a review of policies.

C.	External Audit

The External Auditor is required to report directly to the Committee, which will review the planning and results of external audit activities and the ongoing relationship with the external auditor. This includes:

i)	Review and recommend to the Board, for Shareholder approval, engagement and compensation of the external auditor;
ii)	Review the annual external audit plan, including but not limited to the following:
a)	engagement letter;
b)	objectives and scope of the external audit work;
c)	procedures for quarterly review of financial statements;
d)	materiality limit;
e)	areas of audit risk;
f)	staffing;
g)	timetable; and
h)	proposed fees.
iii)	Meet with the external auditor to discuss Vermilion’s quarterly and annual financial statements and the auditor's report including the appropriateness of accounting policies and underlying estimates;
iv)	Maintain oversight the External Auditor’s work and advise the Board, including but not limited to:
a)	The resolution of any disagreements between management and the External Auditor regarding financial reporting;
b)	Any significant accounting or financial reporting issue;
c)	The auditors' evaluation of Vermilion's system of internal controls, procedures and documentation;
d)
The post audit or management letter containing any findings or recommendation of the external auditor, including management’s response thereto and the subsequent follow-up to any identified internal control weaknesses;

e)	Any other matters the external auditor brings to the Committee’s attention; and
f)
Assess the performance and consider the annual appointment of external auditors for recommendation to the Board ensuring that such auditors are participants in good standing pursuant to applicable regulatory laws.

v)	Review the auditor’s report on all material subsidiaries; and
vi)
Review and discuss with the external auditors all significant relationships that the external auditors and their affiliates have with Vermilion and its affiliates in order to determine the external auditors’ independence, including, without limitation:

a)
Requesting, receiving and reviewing, on a periodic basis, a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to Vermilion;

b)	Discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors; and
c)	Recommending that the Board take appropriate action in response to the external auditors’ report to satisfy itself of the external auditors’ independence.
vii)
Review and pre-approve any non-audit services to be provided by the external auditor's firm or its affiliates (including estimated fees), and consider the impact on the independence of the external audit; and

viii)	Meet periodically, and at least annually, with the external auditor without management present.

SCHEDULE "C"
TERMS OF REFERENCE FOR THE AUDIT COMMITTEE (CONTINUED)

D.	Compliance

The Committee shall:

i)	Ensure that the External Auditor’s fees are disclosed by category in the Annual Information Form in compliance with regulatory requirements;
ii)	Disclose any specific policies or procedures has adopted for pre-approving non-audit services by the External Auditor including affirmation that they meet regulatory requirements;
iii)	Assist the Governance and Human Resources Committee with preparing Vermilion’s governance disclosure by ensuring it has current and accurate information on:
a)	The independence of each Committee member relative to regulatory requirements for audit committees;
b)
The state of financial literacy of each Committee member, including the name of any member(s) currently in the process of acquiring financial literacy and when they are expected to attain this status; and

c)	The education and experience of each Committee member relevant to his or her responsibilities as Committee member.
iv)	Disclose if Vermilion has relied upon any exemptions to the requirements for Audit Committees under regulatory requirements.

E.	Other

The Committee shall:

i)	Establish and periodically review implementation of procedures for:
a)	The receipt, retention and treatment of complaints received by Vermilion regarding accounting, internal accounting controls, or auditing matters; and
b)	The confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
ii)	Review and approve Vermilion hiring policies regarding partners, employees and former partners and employees of the present and former External Auditor;
iii)	Review insurance coverage of significant business risks and uncertainties;
iv)	Review material litigation and its impact on financial reporting;
v)	Review policies and procedures for the review and approval of officers’ expenses and perquisites; and
vi)	Review the policies and practices concerning the expenses and perquisites of the Chairman, including the use of the assets of Vermilion;
vii)	Review with external auditors any corporate transactions in which directors or officers of Vermilion have a personal interest; and
viii)	Review the terms of reference for the Committee annually and make recommendations to the Board as required.

IV.	ACCOUNTABILITY

A.	The Committee Chair has the responsibility to make periodic reports to the Board, as requested, on financial matters relative to Vermilion.

B.	The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

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